UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 11-K
____________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 001-16707
______________________________________________________________________________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Financial Statements and Exhibits

(a)Financial Statements for the Year Ended December 31, 2020, and Independent Registered Public Accounting Firm's Report.

(b)The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)Exhibits
(1)Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

The Prudential Employee Savings Plan
Table of Contents
December 31, 2020 and 2019

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2020 and December 31, 2019
(Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020
(Modified Cash Basis)	4

Notes to Financial Statements	5

Supplemental Information*

Schedule H, line 4a – Schedule of Delinquent Participant Contributions	22

Schedule H, line 4i – Schedule of Assets (Held At End of Year)	23

*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits (modified cash) for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash) of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits (modified cash) for the year ended December 31, 2020, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

80 Pine Street
New York, NY 10005
T+1 212 709 4500
F +1 212 709 4680
mitchelltitus.com

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

/s/ Mitchell Titus, LLP

New York, New York
June 17, 2021

The Prudential Employee Savings Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2020 and 2019 (in whole dollars)

	2020	2019
Assets:
Investments at contract value
PESP Fixed Rate Fund (See Note 3)	$3,867,958,370	$3,665,131,698
Investments at fair value
Separately Managed Accounts	—	1,302,656,653
Insurance Company Separate Accounts	2,191,160,602	2,004,630,752
Common/Collective Trusts	726,549,818	668,495,895
Registered Investment Companies	858,295,070	751,496,257
Prudential IncomeFlex Select	161,425,215	152,171,575
Prudential IncomeFlex Target	71,149,814	57,860,460
Total investments at fair value	4,008,580,519	4,937,311,592
Master Trusts at fair value
Prudential Financial, Inc. Master Trust (See Note 5)	673,887,868	717,651,437
Prudential Defined Contribution Master Trust (See Note 5)	1,303,516,378	—
Total master trusts at fair value	1,977,404,246	717,651,437
Total investments and master trust investments	9,853,943,135	9,320,094,727
Notes receivable for participant loans	36,126,506	47,237,052
Net assets available for benefits	$9,890,069,641	$9,367,331,779

The Prudential Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
For the Year Ended December 31, 2020 (in whole dollars)

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$547,736,858
Interest and dividend income	178,885,140
Total investment income	726,621,998

Interest income on notes receivable from participants	1,958,325

Contributions:
Employer	82,604,126
Employee	225,364,369
Rollovers	82,986,195
Total contributions	390,954,690
Total additions	1,119,535,013

Deductions from net assets:
Benefits paid to participants	596,790,284
Administrative expenses	6,867
Total deductions	596,797,151
Net increase	522,737,862

Net assets available for benefits:
Beginning of year	9,367,331,779
End of year	$9,890,069,641

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

1.    Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents (or the Summary Plan Description) for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation
Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company and its participating affiliates.

Employees who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions
Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Contributions for participants enrolled automatically will be at 4% of eligible earnings and characterized as Roth 401(k) (after-tax) contributions. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service ("IRS") rules.

Roth In-Plan Rollovers. Participants may elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Participants are permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $7,419,313 in 2020, are included in "Rollovers" and "Benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Home Office employees are eligible for Company matching contributions beginning with their first contribution to the Plan. Prudential Advisors Financial Professionals and Financial Professional Associates are required to complete one year of service with the Company prior to becoming eligible for Company matching contributions.

In addition to Company Matching Contributions, the Company may, in its sole discretion, make Discretionary Company Contributions in a given plan year to eligible participants.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2020, catch-up contributions were limited to $6,500 per participant.

PESP Company Match True-Up. The PESP Company Match True-Up Feature ensures that participants receive the maximum company matching contributions for which they are eligible, subject to applicable legal and Plan requirements. The PESP Company Match True-Up contribution will be processed during the first quarter of each year, based on prior year contributions and earnings.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

Participant Account
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) the Plan’s net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

In accordance with past practice, in 2020, the Company fully vested the accounts of all Group Insurance and Technology employees participating in the Plan whose job functions were outsourced to Accenture Insurance.

Forfeitures
If a participant terminates employment with the Company prior to full vesting, the non-vested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period, are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions or to pay administrative expenses.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

As of December 31, 2020 and 2019, forfeiture amounts, which are invested in accordance with the terms of the PESP plan document, amounted to $3,905,385 and $3,483,733, respectively. Forfeitures of $3,308,254 were used to reduce the Company’s matching contributions in 2020.

Investments
Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, an asset allocation tool available to participants as described below.

Generally, there are no restrictions on the participant’s investment directions; however, participants are subject to the provisions of the PESP Market Timing Policy and the Equity Wash Provisions. Participant investment direction in regard to the Prudential Financial, Inc. Common Stock Fund is subject to the provisions of the Company’s Personal Securities Trading Policy. In addition, participants employed with affiliated service providers may be restricted as to investment directions in connection with certain funds and/or services being provided.

GoalMaker® is an asset allocation tool, available to participants, that can help create an investment portfolio suitable to the participant's risk tolerance, using some of the investment options available through the Plan. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65, the Plan's normal retirement age. GoalMaker® provides automatic rebalancing of investments once per quarter.

Company Matching Contributions. 100% of company matching contributions are invested according to an employee's investment allocation selection or, if there is no investment allocation on file, to the Plan's qualified default investment alternative, GoalMaker, Conservative Portfolios.

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

Prudential IncomeFlex Products

Effective December 31, 2013, Prudential IncomeFlex Select was closed to new participants and to new contributions, loan repayments and transfers. Prudential IncomeFlex Select is a product that provides guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Participants could choose to invest their money in one or more of the three Prudential IncomeFlex Select portfolios, which invests in a mix of the index funds currently offered in PESP. The underlying funds are rebalanced daily and are managed by affiliates of the Company. In exchange for a guarantee fee of 0.85%, Prudential IncomeFlex Select provides guaranteed lifetime income, potential for income and asset growth, downside market protection for retirement income, and flexible access to market value. The guaranteed fee is applied only to those dollars invested in Prudential IncomeFlex Select. Prudential IncomeFlex Select does not guarantee market value, which will fluctuate with market volatility.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Prudential IncomeFlex Target is a product that provides guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Participants invest their money in the Prudential IncomeFlex Target Balanced Fund, which invests in a mix of the index funds currently offered in PESP. The underlying index funds are rebalanced daily and are managed by affiliates of the Company. Unlike a target date fund, the Prudential IncomeFlex Target does not reduce exposure to the stock market as participants get older. In exchange for a guarantee fee of 0.95%, Prudential IncomeFlex Target provides guaranteed lifetime income, potential for income and asset growth, downside market protection for retirement income, and flexible access to market value. The guaranteed fee is applied only to those dollars invested in Prudential IncomeFlex Target. Prudential IncomeFlex Target does not guarantee market value, which will fluctuate with market volatility.

As of December 31, 2020 and 2019, the investments under the Prudential IncomeFlex Select and Prudential IncomeFlex Target products are shown in the following chart:

	December 31,
	2020		2019
	Prudential IncomeFlex Select	Prudential IncomeFlex Target	Prudential IncomeFlex Select	Prudential IncomeFlex Target

Insurance Company Separate Accounts	$100,240,052	$42,706,966	$94,831,777	$34,716,276
Common/Collective Trusts	61,185,163	28,442,848	57,339,798	23,144,184
Total	$161,425,215	$71,149,814	$152,171,575	$57,860,460

Payment of Benefits
When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year, and the amount of any such withdrawal must equal at least $300), or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can take in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59½ can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can take up to five withdrawals each calendar year, and the withdrawals are subject to a 10% Federal early distribution tax for participants less than 59½ years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Financial hardship withdrawals are available under the Plan. Participants may apply for a hardship withdrawal without first taking a loan from the Plan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

CARES Act
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law. The CARES Act allowed retirement savings plans to provide eligible participants impacted by the coronavirus (as defined in the CARES Act and regulatory guidance) with access to their savings. The following CARES Act provisions were made available under the Plan through December 31, 2020:

a)Eligible participants were given the opportunity to obtain tax-favored withdrawals of up to $100,000 from their Plan accounts.

b)Eligible participants were able to request loan repayment extensions of up to one year.

c)Required minimum distributions for the 2020 calendar year were waived for all participants subject to these requirements. However, participants were given the option to request these distributions.

Notes Receivable for Participant Loans
Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Account.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)50% of their entire vested Plan account, or

c)100% of the value of the sum of the balance, if any, of the participant’s Before-Tax Contribution Account and Rollover Contributions Account.

The $50,000 maximum includes all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipt and disbursement method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at fair value, which is consistent with U.S. GAAP.

Reclassifications
Certain prior year amounts were reclassified to conform to the current year's presentation.

Use of Estimates
The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value (see Note 4 for more information on fair value measurements), except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (see Note 3).

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Sales and purchases of investments are recorded on a trade-date basis. Interest, dividend and other income is recorded when received.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable for Participant Loans
Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options. The carrying value is unpaid principal, which approximates fair value.

Recently Issued Accounting Pronouncements - Not Yet Adopted
Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASU") to the FASB Accounting Standards Codification ("ASC"). The Plan considers the applicability and impact of all ASU. All ASU were assessed and determined to be not applicable or not material to the Plan.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

3.    Investment Contract with Insurance Company

The PESP Fixed Rate Fund (the “Fund”) is a fully benefit-responsive investment contract and is valued at contract value.

The Fund represents the fixed dollar account under an unallocated group annuity contract. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically; as of the date of these financial statements, the reset occurs once each calendar quarter. The annual effective interest crediting rate for 2020 was 3.50%. As of the date of these financial statements, the crediting rate is based on a contract formula utilizing a number of factors. One of those factors includes a reference to the performance of a hypothetical investment portfolio consisting of public debt, private placement debt, and mortgage loans, net of a notional expense ratio of 0.23%. The resulting interest crediting rate is subject to the current contractual minimum crediting rate of 3.50%. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

4.    Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Registered Investment Companies - are mutual funds registered with the Securities and Exchange Commission. The investment held by the Plan are deemed to be actively traded, are required to publish their daily net asset values ("NAV") and to transact at that price. The Plan values these investments at the closing price reported by the registered investment company on the reporting date.

Separately Managed Accounts and Short Term - Investments in separately managed accounts are valued using NAV based on the underlying assets comprised of common stock and registered investment companies. The underlying investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. Investments in short-term investment funds, are valued using NAV based on the underlying assets in the fund. The NAV is provided by the trustee, transfer agent or other agent of the fund.

Insurance Company Separate Accounts, Common/Collective Trusts - The Plan determines the estimated fair value of these investment options by reference to their underlying assets, which are comprised primarily of equity securities and bonds. The Plan expresses the estimated fair value of the underlying asset in each investment option as a “unit of account” value. The unit of account value represents the price at which the participant-directed transactions are affected. The unit of account value, as provided by the trustees, is used as a practical expedient to estimate fair value.

As of December 31, 2020 and 2019, there were no unfunded commitments and the redemption frequency was daily on these investment options. The following summarizes the investor-level redemption restrictions for these investments:

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Redemptions
Investment	Restrictions
Separately Managed Accounts	None

Insurance Company Separate Accounts	Under severe adverse economic conditions, delay up to 6 months. The real estate separate account may delay up to 12 months, if negative impact on other investor.

Common/Collective Trusts	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund. This restriction does not apply to Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio and Wellington Trust Company, NA CIF II International Opportunities Portfolio.

Prudential IncomeFlex	Under severe adverse economic conditions, delay up to 6 months.

For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment or contact the Plan recordkeeper for more information.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2020 and 2019:

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$858,295,070	$—	$—	$858,295,070

Investments Measured at Net Asset Value, as a practical expedient (*)
Insurance Company Separate Accounts				2,191,160,602
Common/Collective Trusts				726,549,818
Prudential IncomeFlex				232,575,029
Total investments at fair value				$4,008,580,519

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$751,496,257	$—	$—	$751,496,257

Investments Measured at Net Asset Value, as a practical expedient (*)
Separately Managed Accounts				1,302,656,653
Insurance Company Separate Accounts				2,004,630,752
Common/Collective Trusts				668,495,895
Prudential IncomeFlex				210,032,035
Total investments at fair value				$4,937,311,592

(*) The Plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value.

5.    Interest in Master Trusts

Prudential Financial, Inc. Master Trust
A portion of the Plan’s investments are in the Prudential Financial, Inc. Common Stock Fund Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of this master trust are held by Prudential Trust Company (the “Trustee”).

This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This trust’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock.

As of December 31, 2020 and 2019, the Plan’s interest in the net assets of the Prudential Financial, Inc. Common Stock Fund Master Trust was 100%. The net assets in this master trust are valued at fair value. The Prudential Financial Inc. common stock is valued at the closing price of the shares on the New York Stock Exchange. The other investments are valued using the valuation methodologies described in Note 4. The following tables present the net assets of the Prudential Financial, Inc. Common Stock Fund Master Trust as of the periods indicated:

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Short Term Investments	$—	$10,572,705	$—	$10,572,705
Prudential Financial, Inc. Common Stock	117,309,746	—	—	117,309,746
Prudential Financial, Inc. Common Stock - Employee Stock Ownership Plan ("ESOP")	546,346,070	—	—	546,346,070
Total	$663,655,816	$10,572,705	$—	$674,228,521

Other Miscellaneous Liabilities				(340,653)
Total Prudential Financial, Inc. Master Trust				$673,887,868

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Short Term Investments	$—	$13,424,618	$—	$13,424,618
Prudential Financial, Inc. Common Stock	40,730,947	—	—	40,730,947
Prudential Financial, Inc. Common Stock - Employee Stock Ownership Plan ("ESOP")	663,595,229	—	—	663,595,229
Total	$704,326,176	$13,424,618	$—	$717,750,794

Other Miscellaneous Liabilities				(99,357)
Total Prudential Financial, Inc. Master Trust				$717,651,437

The ESOP portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends, if declared on shares of PFI Common Stock, are paid to the ESOP each calendar quarter. An eligible participant may make an election in February of each plan year, to receive a distribution of the cash dividends or to reinvest them in his or her ESOP account. The participant's election will apply to all cash dividends paid to the ESOP in each calendar quarter for the applicable plan year. Participants cannot contribute directly to the ESOP.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase. Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

Prudential Defined Contribution Master Trust
Effective May 13, 2020, the Prudential Defined Contribution Master Trust was established pursuant to a trust agreement with the Plan and the Assurance Savings Plan, as participating employee benefit plans. The plan sponsor of Assurance Savings Plan (Assurance IQ, LLC) is an affiliate of the Company. The assets of this master trust are held by Prudential Trust Company (the “Trustee”).

As of December 31, 2020, Prudential Defined Contribution Master Trust had net assets of $1,303,522,233 and the Plan's interest in the net assets was $1,303,516,378. The net assets in this master trust consist of separately managed accounts and are measured at net asset value, as a practical expedient using the valuation methodologies described in Note 4.

Master Trusts Investment Gains

Investment gains from the Master Trusts were comprised of the following for the years ended December 31:

	Master Trusts Total		Plan's Interest in Master Trusts
	2020	2019	2020	2019

Net realized and unrealized gains	$245,346,564	$100,095,379	$229,153,565	$100,095,379
Dividend and other income	44,085,650	30,463,350	36,997,405	30,463,350
Total Master Trusts investment gains	$289,432,214	$130,558,729	$266,150,970	$130,558,729

6.    Related Party Transactions

The Prudential Insurance Company of America (or an affiliate) acts as the investment manager for a number of the investment options currently offered by the Plan. The Plan participants can also invest in shares of Prudential Financial Inc., an affiliate of the Company (See Note 5). To the extent a party-in-interest is involved, the transactions in these investments qualify as exempt party-in-interest transactions under ERISA.

The Plan paid $6,867 in administrative expenses (which constitute direct expenses as required by 29 C.F.R Section 2550.408c-2) for the year ended December 31, 2020, as shown in the Statement of Changes in Net Assets Available for Benefits.

The Prudential Insurance Company of America also incurs or pays to its affiliates, certain expenses on behalf of the Plan. These expenses are not charged directly or indirectly to the Plan and are not reflected in the Plan's financial statements.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

7.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements to Form 5500:

	December 31,
	2020	2019

Net assets available for benefits per the financial statements	$9,890,069,641	$9,367,331,779
Less: Notes receivable for participant loans per the financial statements	(36,126,506)	(47,237,052)
Add: Notes receivable for participant loans per Form 5500	35,131,524	46,599,656
Net assets per Form 5500	$9,889,074,659	$9,366,694,383

The following is a reconciliation of notes receivable for participant loans and benefit payments per the financial statements to Form 5500:

	December 31,
	2020	2019

Notes receivable for participant loans per the financial statements	$36,126,506	$47,237,052
Less: Certain cumulative deemed distributions of notes receivable for participant loans	(994,982)	(637,396)
Participant loans per Form 5500	$35,131,524	$46,599,656

Benefits paid to participants per the financial statements	$596,790,284
Less: Prior period active loan defaults foreclosed	(68,532)
Total benefit payments per Form 5500	596,721,752
Add: Certain deemed distributions of participant loans per Form 5500	426,119
Total benefit payments and deemed distributions	$597,147,871

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

The following is a reconciliation of assets of the Insurance Company Separate Accounts and Prudential IncomeFlex per the Statements of Net Assets Available for Benefits to Form 5500 at December 31, 2020:

	Insurance Company Separate Accounts	Prudential IncomeFlex Select	Prudential IncomeFlex Target	Total to Form 5500

Per Financial Statements	$2,191,160,602	$161,425,215	$71,149,814

Per Form 5500
Value of interest in pooled separate accounts	$586,306,029	$20,029,080	$10,666,068	$617,001,177
Value of interest in common/collective trusts	—	61,185,163	28,442,848	89,628,011	*
Non-interest bearing cash	—	—	—	—
Receivables other	6,414,788	320,613	128,071	6,735,401
Interest-bearing cash	17,009,598	850,143	339,597	17,859,741
U.S. Government securities	1,568,882	78,412	31,323	1,647,294
Common stock	1,580,714,012	79,004,426	31,558,934	1,659,718,438
Other liabilities	(852,707)	(42,622)	(17,027)	(895,329)
Total	$2,191,160,602	$161,425,215	$71,149,814

*Consists of value of interest in common/collective trusts related to Prudential IncomeFlex Select and Prudential IncomeFlex Target and does not include value of interest in common/collective trusts of $726,549,818 per the financial statements related to all other investments. Total value of common/collective trusts per Form 5500 is $816,177,829.

The following is a reconciliation of a component of the Statements of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2020 due to the Prudential IncomeFlex investment options:

		Reallocation
	Per Financial Statements	Prudential IncomeFlex Select	Prudential IncomeFlex Target	Per Form 5500

Insurance Company Separate Accounts	$2,191,160,602	$100,240,052	$42,706,966	$2,334,107,620
Common/Collective Trusts	$726,549,818	$61,185,163	$28,442,848	$816,177,829
Prudential IncomeFlex Select	$161,425,215	$(161,425,215)	$—	$—
Prudential IncomeFlex Target	$71,149,814	$—	$(71,149,814)	$—

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

The following is a reconciliation of interest and dividend income per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2020:

Interest and dividend income per the financial statements	$178,885,140
Add: Interest income on notes receivable from participants	1,958,325
Add: Interest on interest-bearing cash	1,180
Less: Dividends on registered investment company shares	(12,521,693)
Less: Master Trusts dividends	(36,997,405)
Total interest per Form 5500	$131,325,547

The following is a reconciliation of a component of net appreciation/(depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2020 due to the Prudential IncomeFlex investment options:

		Reallocation
		Prudential IncomeFlex Select	Prudential IncomeFlex Target
	Per Financial Statements			Per Form 5500

Insurance Company Separate Accounts	$269,929,575	$12,056,555	$4,910,283	$286,896,413
Common/Collective Trust	$60,915,663	$7,106,479	$3,273,522	$71,295,664
Prudential IncomeFlex Select	$19,163,034	$(19,163,034)	$—	$—
Prudential IncomeFlex Target	$8,183,805	$—	$(8,183,805)	$—

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

The following is a reconciliation of a component of net appreciation/(depreciation) in fair value of the Separately Managed Accounts and Prudential IncomeFlex included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2020:

	Separately Managed Accounts	Prudential IncomeFlex	Total to Form 5500

Per Financial Statements	$(161,141,989)	$32,660,384

Per Form 5500
Interest-bearing cash	$—	$1,180	$1,180
Dividends on common stock	6,807,518	987,030	7,794,548
Dividends on registered investment company shares	455,210	—	455,210	*
Net loss on sale of assets	(64,552,147)	(55,985)	(64,608,132)
Unrealized appreciation/(depreciation) of assets	(103,485,337)	27,591,438	(75,893,899)
Other income	(314,768)	4,140,009	3,825,241
Investment advisory and management fees	(52,465)	(3,288)	(55,753)
Total	$(161,141,989)	$32,660,384

*Consists of dividends on registered investment company shares related to the Separately Managed Accounts and does not include dividends on registered investment company shares of $12,521,693 per the Reconciliation of Interest and Dividend Income related to all other investments. Total dividends on registered investment company shares per Form 5500 is $12,976,903.

The following is a reconciliation of net appreciation of the Master Trusts included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2020:

Net appreciation of Master Trusts investment per the financial statements	$229,153,565
Add: Master Trusts dividends	36,997,405
Net investment gain from Master Trusts investment accounts per Form 5500	$266,150,970

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Supplemental Information, Schedule H, line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2020:

Net assets available for benefits per the financial statements	$9,890,069,641
Less: Notes receivable for participant loans per the financial statements	(36,126,506)
Add: Notes receivable for participant loans per Form 5500	35,131,524
Less: Other assets of the Insurance Company Separate Account	(6,863,472)
Add: Other liabilities of the Insurance Company Separate Account	912,356
Total per the Schedule of Assets (Held At End of Year)	$9,883,123,543

8.    Tax Status

The IRS issued a favorable determination letter dated April 20, 2017, confirming that the Plan continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan Administrator and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and no provision for income tax is necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, including the economic impact of COVID-19, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.    Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2020, and through June 17, 2021, the date the financial statements were available to be issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure.

The Prudential Employee Savings Plan
Schedule of Delinquent Participant Contributions	Supplemental Information
December 31, 2020	Schedule H, line 4a

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$22,529	$—	$22,529	$—	$—

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party		Description of Investment	Cost		Current Value

*	PESP Fixed Rate Fund	Insurance Co. General Account	$3,599,705,125		$3,867,958,370

*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	170,437,633		207,061,075
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	345,979,679		409,940,102
		Sub-Total	516,417,312		617,001,177

*	Prudential Core Conservative Bond Fund	Common/Collective Trust	301,451,677		368,828,107
*	Prudential High Yield Fund Collective Investment Trust	Common/Collective Trust	102,348,410		130,789,199
	Wellington Trust Company, NA CIF II Diversified Inflation Hedges Portfolio	Common/Collective Trust	116,884,378		131,295,275
	Wellington Trust Company, NA CIF II International Opportunities Portfolio	Common/Collective Trust	127,129,134		185,265,248
		Sub-Total	647,813,599		816,177,829

	DFA Global Allocation 60/40 Portfolio, Institutional Class	Registered Investment Company	5,778,770		6,347,543
*	PGIM Global Total Return Fund, Class R6	Registered Investment Company	45,551,506		48,637,926
	Vanguard Emerging Markets Stock Index Fund, Institutional Plus Shares	Registered Investment Company	107,333,472		127,141,555
	Vanguard Intermediate-Term Treasury Index Fund, Institutional Shares	Registered Investment Company	36,169,671		37,588,264
	Vanguard Short-Term Investment-Grade Fund, Institutional Shares	Registered Investment Company	13,122,752		13,333,939
	Vanguard Small-Cap Index Fund, Institutional Plus Shares	Registered Investment Company	431,522,010		625,245,843
		Sub-Total	639,478,181		858,295,070

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	520,558,864	***	673,887,868
*	Prudential Defined Contribution Master Trust	Master Trust Investment Account	846,755,967		1,303,516,378
		Sub-Total	1,367,314,831		1,977,404,246

*	Notes Receivable for Participant Loans	3.25% - 5.50%**	—		35,131,524

	APPLE INC	Common Stock, shares: 775,086	99,035,216		102,846,227
	MICROSOFT CORP	Common Stock, shares: 366,746	78,531,033		81,571,612
	AMAZON COM INC	Common Stock, shares: 20,742	65,651,224		67,555,546
	FACEBOOK INC	Common Stock, shares: 116,625	32,135,676		31,857,291
	TESLA INC	Common Stock, shares: 36,837	25,296,145		25,994,516
	ALPHABET INC	Common Stock, shares: 14,644	25,787,785		25,665,312
	ALPHABET INC	Common Stock, shares: 14,125	24,965,404		24,745,871
	BERKSHIRE HATHAWAY INC	Common Stock, shares: 94,383	21,177,442		21,884,539
	JOHNSON & JOHNSON	Common Stock, shares: 127,635	19,208,919		20,087,123
	JP MORGAN CHASE & CO	Common Stock, shares: 147,781	17,776,714		18,778,547
	VISA INC	Common Stock, shares: 82,255	17,139,294		17,991,711
	PROCTER & GAMBLE CO	Common Stock, shares: 120,259	16,433,429		16,732,880
	UNITED HEALTH GROUP INC	Common Stock, shares: 46,080	15,650,280		16,159,465
	DISNEY WALT COMPANY THE	Common Stock, shares: 87,806	15,245,419		15,908,606

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
NVIDIA CORP	Common Stock, shares: 30,088	$16,079,409	$15,711,714
MASTERCARD INC CLASS A	Common Stock, shares: 42,732	14,257,694	15,252,933
HOME DEPOT INC	Common Stock, shares: 52,202	13,989,190	13,865,993
PAYPAL HOLDINGS INC-W/I	Common Stock, shares: 56,825	12,587,372	13,308,466
VERIZON COMMUNICATIONS INC	Common Stock, shares: 200,528	12,141,424	11,780,999
ADOBE SYSTEMS INC	Common Stock, shares: 23,293	11,240,963	11,649,298
NETFLIX INC	Common Stock, shares: 21,490	11,162,445	11,620,120
COMCAST CORP	Common Stock, shares: 221,247	11,393,078	11,593,344
BANK OF AMERICA CORP	Common Stock, shares: 368,949	10,564,583	11,182,848
COCA COLA CO THE	Common Stock, shares: 187,462	10,087,936	10,280,416
MERCK & CO INC	Common Stock, shares: 122,647	9,870,522	10,032,547
PEPSICO INC	Common Stock, shares: 67,017	9,701,623	9,938,624
AT&T INC	Common Stock, shares: 345,346	10,553,117	9,932,152
PFIZER INC	Common Stock, shares: 269,332	10,424,563	9,914,117
INTEL CORP	Common Stock, shares: 198,651	10,058,954	9,896,805
SALESFORCE.COM INC	Common Stock, shares: 44,431	9,785,057	9,887,257
WAL MART STORES INC	Common Stock, shares: 67,254	9,790,843	9,694,670
ABBOTT LABORATORIES	Common Stock, shares: 85,969	9,237,330	9,412,706
ABBVIE INC	Common Stock, shares: 85,633	8,804,725	9,175,561
CISCO SYSTEMS INC	Common Stock, shares: 204,715	9,150,678	9,160,995
THERMO FISHER SCIENTIFIC INC	Common Stock, shares: 19,291	9,083,663	8,985,521
NIKE INC	Common Stock, shares: 60,815	8,473,627	8,603,503
BROADCOM INC	Common Stock, shares: 19,643	8,208,013	8,600,652
EXXON MOBILE CORP	Common Stock, shares: 204,863	8,805,239	8,444,457
QUALCOMM INC	Common Stock, shares: 54,820	8,132,385	8,351,345
COSTCO WHOLESALE CORP	Common Stock, shares: 21,440	7,973,223	8,078,280
ACCENTURE LTD	Common Stock, shares: 30,783	7,604,890	8,040,774
CHEVRON CORP	Common Stock, shares: 93,356	8,340,390	7,883,890
MCDONALDS CORP	Common Stock, shares: 36,185	7,774,676	7,764,544
MEDTRONIC PLC	Common Stock, shares: 65,269	7,497,829	7,645,610
NEXTERA ENERGY INC	Common Stock, shares: 94,956	7,111,626	7,325,824
TEXAS INSTRUMENTS INC	Common Stock, shares: 44,550	7,233,367	7,311,930
HONEYWELL INTERNATIONAL INC	Common Stock, shares: 34,081	7,295,043	7,249,094
DANAHER CORP	Common Stock, shares: 30,704	6,852,165	6,820,540
UNION PACIFIC CORP	Common Stock, shares: 32,738	6,557,461	6,816,748
BRISTOL MYERS SQUIBB CO	Common Stock, shares: 109,591	6,856,919	6,797,960
LINDE PLC	Common Stock, shares: 25,489	6,414,657	6,716,706
ISHARES	Common Stock, shares: 17,796	6,565,906	6,680,496
LILLY ELI & CO	Common Stock, shares: 38,535	6,441,813	6,506,297
AMGEN INC	Common Stock, shares: 28,290	6,518,864	6,504,471
PHILIP MORRIS INTL INC	Common Stock, shares: 75,520	6,357,829	6,252,306
CITIGROUP INC	Common Stock, shares: 100,901	6,015,211	6,221,544
STARBUCKS CORP	Common Stock, shares: 56,875	5,920,999	6,084,444
WELLS FARGO FINANCIAL	Common Stock, shares: 200,399	5,952,186	6,048,050
ORACLE CORP	Common Stock, shares: 91,934	5,682,354	5,947,185
UNITED PARCEL SERVICE	Common Stock, shares: 34,733	5,807,566	5,849,055
LOWES COMPANIES INC	Common Stock, shares: 35,592	5,810,028	5,712,920

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
S&P DEPOSITARY RECEIPT	Common Stock, shares: 14,814	$5,474,982	$5,538,533
BOEING CO	Common Stock, shares: 25,736	5,901,091	5,509,107
IBM CORP	Common Stock, shares: 43,177	5,436,030	5,435,108
ADVANCED MICRO DEVICES	Common Stock, shares: 58,307	5,658,987	5,347,297
RAYTHEON TECHNOLOGIES CORP	Common Stock, shares: 73,634	5,230,944	5,265,552
SERVICENOW INC	Common Stock, shares: 9,542	5,036,781	5,252,189
BLACKROCK INC	Common Stock, shares: 6,897	4,815,517	4,976,636
3M COMPANY	Common Stock, shares: 28,037	4,896,907	4,900,645
INTUIT INC	Common Stock, shares: 12,794	4,610,121	4,859,827
AMERICAN TOWER CORP	Common Stock, shares: 21,588	4,690,917	4,845,743
CATERPILLAR INC	Common Stock, shares: 26,388	4,793,194	4,803,157
MORGAN STANLEY	Common Stock, shares: 69,219	4,424,818	4,743,600
CHARTER COMMUNICATIONS INC	Common Stock, shares: 7,101	4,589,030	4,697,457
INTUITIVE SURGICAL INC	Common Stock, shares: 5,738	4,406,528	4,694,116
GENERAL ELECTRIC COMPANY	Common Stock, shares: 424,510	4,711,588	4,584,711
BOOKING HOLDINGS INC	Common Stock, shares: 2,048	4,295,965	4,561,975
GOLDMAN SACHS GROUP INC	Common Stock, shares: 16,739	4,055,803	4,414,358
CVS CAREMARK CORP	Common Stock, shares: 63,373	4,427,534	4,328,366
TARGET CORP	Common Stock, shares: 24,340	4,172,092	4,296,712
FIDELITY NATIONAL INFORMATION	Common Stock, shares: 30,131	4,371,739	4,262,330
LOCKHEED MARTIN CORP	Common Stock, shares: 11,994	4,288,741	4,257,676
DEERE & CO	Common Stock, shares: 15,244	3,993,729	4,101,465
MONDELEZ INTERNATIONAL INC	Common Stock, shares: 69,269	3,979,487	4,050,141
MICRON TECHNOLOGY INC	Common Stock, shares: 53,872	3,934,949	4,050,124
TJX COMPANIES	Common Stock, shares: 58,129	3,877,254	3,969,617
STRYKER CORP	Common Stock, shares: 15,890	3,719,119	3,893,716
ANTHEM INC	Common Stock, shares: 12,098	3,789,030	3,884,491
S&P GLOBAL INC	Common Stock, shares: 11,693	3,786,635	3,843,813
SCHWAB CHARLES CORP	Common Stock, shares: 72,212	3,684,457	3,830,107
ZOETIS INC	Common Stock, shares: 23,090	3,739,150	3,821,323
T-MOBILE USA INC	Common Stock, shares: 28,334	3,683,368	3,820,786
AMERICAN EXPRESS CO	Common Stock, shares: 31,583	3,761,313	3,818,668
APPLIED MATERIALS INC	Common Stock, shares: 44,234	3,910,153	3,817,360
ALTRIA GROUP INC	Common Stock, shares: 90,008	3,794,002	3,690,321
AUTOMATIC DATA PROCESSING INC	Common Stock, shares: 20,838	3,661,798	3,671,636
CIGNA CORP	Common Stock, shares: 17,549	3,606,547	3,653,404
PROLOGIS INC	Common Stock, shares: 35,879	3,571,724	3,575,671
COLGATE PALMOLIVE	Common Stock, shares: 41,528	3,519,468	3,551,029
GILEAD SCIENCES	Common Stock, shares: 60,677	3,606,021	3,535,029
BECTON DICKINSON & CO	Common Stock, shares: 14,093	3,438,900	3,526,284
ACTIVISION BLIZZARD INC	Common Stock, shares: 37,429	3,250,040	3,475,301
CHUBB LTD	Common Stock, shares: 21,944	3,386,182	3,377,617
CSX CORP	Common Stock, shares: 37,034	3,341,147	3,360,850
CROWN CASTLE INTL CORP	Common Stock, shares: 20,937	3,256,293	3,332,905
LAM RESEARCH CORP	Common Stock, shares: 7,002	3,464,471	3,306,799
AUTODESK INC	Common Stock, shares: 10,695	3,074,330	3,265,754
DUKE ENERGY CORP	Common Stock, shares: 35,632	3,282,045	3,262,448

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
FISERV INC	Common Stock, shares: 27,929	$3,200,361	$3,179,961
CME GROUP INC	Common Stock, shares: 17,441	3,162,236	3,175,065
SOUTHERN CO	Common Stock, shares: 51,127	3,110,966	3,140,725
INTERCONTINENTAL EXCHANGE	Common Stock, shares: 27,237	3,021,024	3,140,199
GLOBAL PAYMENTS INC	Common Stock, shares: 14,547	2,815,866	3,133,719
TRUIST FINANCIAL CORP	Common Stock, shares: 65,220	3,046,828	3,125,977
EQUINIX INC	Common Stock, shares: 4,349	3,025,541	3,106,177
US BANCORP	Common Stock, shares: 66,326	2,995,677	3,090,115
PNC FINANCIAL SERVICES	Common Stock, shares: 20,591	2,946,347	3,068,058
FEDEX CORP	Common Stock, shares: 11,742	3,355,244	3,048,535
VERTEX PHARMACEUTICAL	Common Stock, shares: 12,641	2,892,229	2,987,573
DOMINION ENERGY INC	Common Stock, shares: 39,592	2,988,403	2,977,318
SHERWIN WILLIAMS CO	Common Stock, shares: 4,000	2,889,136	2,939,412
AIR PRODUCTS AND CHEMICALS INC	Common Stock, shares: 10,745	2,901,216	2,935,707
NORFOLK SOUTHERN CORP	Common Stock, shares: 12,345	2,836,817	2,933,229
LAUDER ESTEE COS INC	Common Stock, shares: 10,992	2,751,680	2,925,891
MARSH & MCLENNAN COS INC	Common Stock, shares: 24,640	2,873,668	2,882,887
ILLINOIS TOOL WORKS INC	Common Stock, shares: 13,994	2,850,573	2,853,092
PROGRESSIVE CORP	Common Stock, shares: 28,432	2,745,909	2,811,392
EDWARDS LIFESCIENCES CORP	Common Stock, shares: 30,240	2,574,445	2,758,761
HUMANA INC	Common Stock, shares: 6,498	2,550,110	2,666,042
ANALOG DEVICES	Common Stock, shares: 17,944	2,583,972	2,650,909
ILLUMINA INC	Common Stock, shares: 7,101	2,501,130	2,627,253
ECOLAB INC	Common Stock, shares: 12,048	2,686,083	2,606,802
GENERAL MOTORS CO	Common Stock, shares: 60,924	2,538,080	2,536,861
DUPONT DE NEMOURS INC COM	Common Stock, shares: 35,484	2,412,005	2,523,243
DOLLAR GENERAL CORP	Common Stock, shares: 11,900	2,472,647	2,502,635
BOSTON SCIENTIFIC	Common Stock, shares: 69,269	2,400,286	2,490,210
REGENERON PHARMACEUTICALS	Common Stock, shares: 5,145	2,531,833	2,485,736
AON PLC	Common Stock, shares: 11,100	2,308,777	2,345,176
EMERSON ELECTRIC CO	Common Stock, shares: 29,035	2,391,686	2,333,526
NEWMONT GOLDCORP CORP	Common Stock, shares: 38,832	2,292,514	2,325,622
EATON CORPORATION	Common Stock, shares: 19,347	2,254,658	2,324,306
NORTHROP GRUMMAN CORP	Common Stock, shares: 7,545	2,252,286	2,299,141
MOODY'S CORPORATION	Common Stock, shares: 7,846	2,176,486	2,277,311
KIMBERLY CLARK CORP	Common Stock, shares: 16,542	2,246,724	2,230,348
WASTE MANAGEMENT INC	Common Stock, shares: 18,892	2,206,250	2,227,976
ROPER INDUSTRIES INC	Common Stock, shares: 5,096	2,170,650	2,196,792
CAPITAL ONE FINANCIAL	Common Stock, shares: 22,191	2,054,773	2,193,567
COGNIZANT TECHNOLOGY SOLUTIONS	Common Stock, shares: 25,944	2,088,485	2,126,083
ROSS STORES INC	Common Stock, shares: 17,292	1,954,452	2,123,690
HCA HEALTHCARE INC	Common Stock, shares: 12,848	2,066,235	2,113,045
IDEXX LABORATORIES	Common Stock, shares: 4,197	1,951,336	2,098,057
TWITTER INC	Common Stock, shares: 38,437	2,027,289	2,081,338
CONOCO PHILLIPS	Common Stock, shares: 51,581	2,205,660	2,062,731
ELECTRONIC ARTS	Common Stock, shares: 14,093	1,980,117	2,023,716
CHIPOTLE MEXICAN GRILL	Common Stock, shares: 1,448	1,955,610	2,007,663

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
AMERICAN ELECTRIC POWER	Common Stock, shares: 24,087	$2,030,295	$2,005,726
EXELON CORP	Common Stock, shares: 47,127	2,012,346	1,989,711
DOW INC W I	Common Stock, shares: 35,839	1,939,489	1,989,075
BAXTER INTERNATIONAL	Common Stock, shares: 24,788	1,972,585	1,989,005
TE CONNECTIVITY LTD	Common Stock, shares: 16,088	1,896,155	1,947,730
KLA CORP	Common Stock, shares: 7,496	1,955,653	1,940,715
L3HARRISTECHNOLOGIES INC	Common Stock, shares: 10,202	1,921,180	1,928,321
SYNOPSYS INC	Common Stock, shares: 7,427	1,801,820	1,925,268
AMPHENOL CORP	Common Stock, shares: 14,547	1,913,529	1,902,314
DIGITAL REALTY TRUST INC	Common Stock, shares: 13,589	1,752,759	1,895,811
ALIGN TECHNOLOGY INC	Common Stock, shares: 3,547	1,830,131	1,895,648
CADENCE DESIGN SYSTEMS	Common Stock, shares: 13,540	1,661,915	1,847,220
SYSCO CORPORATION	Common Stock, shares: 24,739	1,837,448	1,837,105
BIOGEN IDEC INC	Common Stock, shares: 7,500	1,864,622	1,836,368
FREEPORT MCMORAN COPPER & GOLD	Common Stock, shares: 70,167	1,704,305	1,825,756
MSCI INC	Common Stock, shares: 4,049	1,716,085	1,808,031
CONSTELLATION BRANDS INC	Common Stock, shares: 8,197	1,739,158	1,795,530
SEMPRA ENERGY	Common Stock, shares: 13,994	1,831,929	1,782,972
AGILENT TECHNOLOGIES INC	Common Stock, shares: 14,843	1,742,367	1,758,782
MICROCHIP TECHNOLOGY INC	Common Stock, shares: 12,641	1,782,933	1,745,848
GENERAL MILLS INC	Common Stock, shares: 29,538	1,743,655	1,736,861
METLIFE INC	Common Stock, shares: 36,935	1,707,863	1,734,117
DEXCOM INC	Common Stock, shares: 4,670	1,652,239	1,726,687
TRAVELERS COS INC	Common Stock, shares: 12,295	1,686,532	1,725,897
PARKER HANNIFIN CORP	Common Stock, shares: 6,301	1,737,009	1,716,386
PUBLIC STORAGE	Common Stock, shares: 7,397	1,665,437	1,708,179
APTIV PLC	Common Stock, shares: 13,095	1,604,995	1,706,184
MARRIOTT INTERNATIONAL INC	Common Stock, shares: 12,898	1,680,801	1,701,473
XCEL ENERGY INC	Common Stock, shares: 25,489	1,682,809	1,699,377
TRANE TECHNOLOGIES PLC	Common Stock, shares: 11,693	1,641,452	1,697,344
CENTENE CORP	Common Stock, shares: 28,136	1,698,857	1,689,009
XILINX INC	Common Stock, shares: 11,890	1,807,747	1,685,707
GENERAL DYNAMICS CORP	Common Stock, shares: 11,298	1,745,928	1,681,352
IQVIA HOLDINGS INC	Common Stock, shares: 9,342	1,610,459	1,673,893
BANK OF NEW YORK	Common Stock, shares: 39,335	1,580,376	1,669,387
TRANSDIGM GROUP INC	Common Stock, shares: 2,696	1,653,673	1,668,473
PRIAC T ROWE GROUP INC	Common Stock, shares: 10,992	1,646,394	1,664,039
ALEXION PHARMACEUTICALS	Common Stock, shares: 10,646	1,676,528	1,663,345
MONSTER BEVERAGE CORP	Common Stock, shares: 17,944	1,588,680	1,659,488
FORD MOTOR COMPANY	Common Stock, shares: 188,775	1,727,141	1,659,336
PPG INDUSTRIES INC	Common Stock, shares: 11,495	1,656,718	1,657,867
VERISK ANALYTICS INC	Common Stock, shares: 7,901	1,549,628	1,640,090
CUMMINS INC	Common Stock, shares: 7,199	1,612,963	1,634,993
HEWLETT-PACKARD CO	Common Stock, shares: 66,326	1,571,160	1,630,949
JOHNSON CONTROLS INTL PLC	Common Stock, shares: 34,950	1,609,115	1,628,338
IHS MARKIT LTD	Common Stock, shares: 18,092	1,610,226	1,625,242
ALLSTATE CORP	Common Stock, shares: 14,745	1,561,107	1,620,867

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
O REILLY AUTOMOTIVE INC	Common Stock, shares: 3,549	$1,593,667	$1,606,331
EBAY INC	Common Stock, shares: 31,691	1,649,852	1,592,491
YUM! BRANDS INC	Common Stock, shares: 14,646	1,572,383	1,589,945
AMERICAN INTERNATIONAL GROUP	Common Stock, shares: 41,538	1,600,806	1,572,610
ZIMMER BIOMET HOLDINGS INC	Common Stock, shares: 10,093	1,491,853	1,555,237
ANSYS INC	Common Stock, shares: 4,247	1,456,460	1,544,907
CINTAS CORP	Common Stock, shares: 4,345	1,533,859	1,535,904
SBA COMMUNICATIONS CORP	Common Stock, shares: 5,402	1,492,532	1,524,080
PRUDENTIAL FINANCIAL INC	Common Stock, shares: 19,238	1,496,413	1,501,912
HILTON INC	Common Stock, shares: 13,490	1,415,866	1,500,932
RESMED INC	Common Stock, shares: 7,051	1,471,255	1,498,825
PHILLIPS 66 PARTNERS LP	Common Stock, shares: 21,193	1,444,482	1,482,268
CARRIER GLOBAL CORP	Common Stock, shares: 39,286	1,479,898	1,481,862
BALL CORP	Common Stock, shares: 15,890	1,462,684	1,480,642
SCHLUMBERGER LTD	Common Stock, shares: 67,175	1,541,247	1,466,431
PACCAR INC	Common Stock, shares: 16,838	1,469,761	1,452,800
PAYCHEX INC	Common Stock, shares: 15,544	1,453,804	1,448,434
EVERSOURCE ENERGY	Common Stock, shares: 16,641	1,441,582	1,439,586
PUBLIC SERVICE ENTERPRISE	Common Stock, shares: 24,541	1,418,733	1,430,758
ROCKWELL AUTOMATION INC	Common Stock, shares: 5,649	1,396,532	1,416,812
WEC ENERGY GROUP INC	Common Stock, shares: 15,298	1,421,451	1,407,836
EOG RESOURCES INC	Common Stock, shares: 28,136	1,493,606	1,403,147
MOTOROLA SOLUTIONS INC	Common Stock, shares: 8,246	1,385,621	1,402,361
AFLAC INC	Common Stock, shares: 31,494	1,412,768	1,400,532
CORTEVA INC	Common Stock, shares: 35,889	1,407,159	1,389,606
ISHARES	Common Stock, shares: 6,034	1,373,883	1,386,817
STANLEY BLACK & DECKER	Common Stock, shares: 7,743	1,365,254	1,382,520
WALGREENS BOOTS ALLIANCE INC	Common Stock, shares: 34,634	1,430,061	1,381,218
METTLER-TOLEDO INTERNATIONAL	Common Stock, shares: 1,199	1,377,840	1,366,384
AUTOZONE INC	Common Stock, shares: 1,150	1,355,259	1,362,711
MCKESSON CORP	Common Stock, shares: 7,802	1,350,347	1,356,900
ARCHER DANIELS	Common Stock, shares: 26,892	1,333,024	1,355,613
AMETEK INC	Common Stock, shares: 11,199	1,319,146	1,354,423
SIMON PROPERTY GROUP	Common Stock, shares: 15,841	1,420,203	1,350,899
AMERICAN WATER WORKS CO INC	Common Stock, shares: 8,799	1,346,207	1,350,431
FASTENAL CO	Common Stock, shares: 27,642	1,377,289	1,349,773
DISCOVER FINANCIAL SERVICES	Common Stock, shares: 14,893	1,269,605	1,348,234
OTIS WORLDWIDE CORP	Common Stock, shares: 19,742	1,277,879	1,333,550
CORNING INC	Common Stock, shares: 37,034	1,371,084	1,333,230
VF CORP	Common Stock, shares: 15,544	1,355,533	1,327,653
WILLIS TOWERS WATSON PLC	Common Stock, shares: 6,299	1,322,665	1,327,025
SOUTHWEST AIRLINES	Common Stock, shares: 28,442	1,320,262	1,325,693
WELLTOWER INC	Common Stock, shares: 20,245	1,332,847	1,308,254
MARATHON PETROLEUM CORP	Common Stock, shares: 31,385	1,324,761	1,298,093
COPART INC	Common Stock, shares: 10,093	1,224,192	1,284,340
KINDER MORGAN INC	Common Stock, shares: 93,919	1,386,737	1,283,868
STATE STREET CORP	Common Stock, shares: 17,144	1,230,521	1,247,766

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
FIRST REPUBLIC BANK	Common Stock, shares: 8,444	$1,132,365	$1,240,646
CLOROX CO	Common Stock, shares: 6,143	1,247,215	1,240,341
SKYWORKS SOLUTIONS INC	Common Stock, shares: 8,098	1,171,292	1,238,043
DOLLAR TREE STORES	Common Stock, shares: 11,446	1,259,410	1,236,629
DELTA AIR LINES 2020 AA	Common Stock, shares: 30,694	1,283,941	1,234,202
WEYERHAEUSER CO	Common Stock, shares: 35,987	1,205,771	1,206,655
CONSOLIDATED EDISON	Common Stock, shares: 16,542	1,208,203	1,195,485
KEYSIGHT TECHNOLOGIES	Common Stock, shares: 8,997	1,109,578	1,188,392
KROGER CO	Common Stock, shares: 37,291	1,163,104	1,184,360
WILLIAMS COS	Common Stock, shares: 58,474	1,304,790	1,172,413
CERNER CORP	Common Stock, shares: 14,893	1,122,220	1,168,777
TAKE-TWO INTERACTIVE SOFTWARE	Common Stock, shares: 5,600	1,089,255	1,163,534
FORTIVE CORPORATION	Common Stock, shares: 16,344	1,134,302	1,157,511
GALLAGHER ARTHUR J. & CO	Common Stock, shares: 9,342	1,154,119	1,155,759
MCCORMICK & CO	Common Stock, shares: 12,088	1,109,311	1,155,608
MAXIM INTEGRATED PRODUCTS	Common Stock, shares: 12,997	1,120,957	1,152,142
EDISON INTERNATIONAL	Common Stock, shares: 18,241	1,162,497	1,145,872
LYONDELLBASELL INDUSTRIES NV	Common Stock, shares: 12,493	1,111,410	1,145,095
DTE ENERGY COMPANY	Common Stock, shares: 9,392	1,172,105	1,140,266
EQUIFAX INC	Common Stock, shares: 5,896	1,139,472	1,136,954
BEST BUY CO	Common Stock, shares: 11,199	1,153,398	1,117,561
AMERIPRISE FINANCIAL	Common Stock, shares: 5,748	1,096,107	1,116,951
VALERO ENERGY CORP	Common Stock, shares: 19,643	1,128,196	1,111,200
DR HORTON INC	Common Stock, shares: 16,088	1,141,558	1,108,760
PAYCOM SOFTWARE INC	Common Stock, shares: 2,449	1,041,398	1,107,647
FLEETCOR TECHNOLOGIES INC	Common Stock, shares: 4,049	1,116,770	1,104,707
VIATRIS INC	Common Stock, shares: 58,474	1,036,116	1,095,812
ETSY INC	Common Stock, shares: 6,143	1,094,196	1,092,854
AVALONBAY COMMUNITIES INC	Common Stock, shares: 6,795	1,100,511	1,090,047
HERSHEY FOODS	Common Stock, shares: 7,150	1,073,946	1,089,169
KRAFT HEINZ CO	Common Stock, shares: 31,385	1,076,934	1,087,812
ENPHASE ENERGY	Common Stock, shares: 6,192	991,935	1,086,530
ALEXANDRIA REAL ESTATE E	Common Stock, shares: 6,044	1,063,785	1,077,157
REALTY INCOME CORP	Common Stock, shares: 17,036	1,051,604	1,059,110
MARKETAXESS HOLDINGS INC	Common Stock, shares: 1,847	1,022,434	1,053,693
CHURCH & DWIGHT INC	Common Stock, shares: 12,048	1,038,094	1,050,986
VERISIGN INC	Common Stock, shares: 4,849	1,034,553	1,049,325
PPL CORP	Common Stock, shares: 36,985	1,032,985	1,042,971
CBRE GROUP INC	Common Stock, shares: 16,295	1,076,605	1,022,024
WEST PHARMACEUTICAL SERVICES	Common Stock, shares: 3,599	961,509	1,019,557
ZEBRA TECHNOLOGIES	Common Stock, shares: 2,647	1,014,731	1,017,209
LENNAR CORP	Common Stock, shares: 13,342	985,586	1,017,074
VIACOMCBS INC	Common Stock, shares: 27,287	958,868	1,016,705
SVB FINANCIAL GROUP	Common Stock, shares: 2,558	913,290	992,002
REPUBLIC SERVICES INC	Common Stock, shares: 10,241	985,202	986,226
FORTINET INC	Common Stock, shares: 6,597	868,940	979,855
EQUITY RESIDENTIAL	Common Stock, shares: 16,493	978,062	977,678

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
ENTERGY CORP	Common Stock, shares: 9,747	$999,887	$973,180
LABORATORY CORP OF AMERICA	Common Stock, shares: 4,750	977,107	966,913
TERADYNE INC	Common Stock, shares: 8,049	968,395	964,966
LAS VEGAS SANDS CORP	Common Stock, shares: 15,940	922,014	949,994
VULCAN MATERIALS CO	Common Stock, shares: 6,400	879,548	949,110
TELEFLEX INC	Common Stock, shares: 2,301	903,518	947,046
FIFTH THIRD BANCORP	Common Stock, shares: 34,289	928,156	945,339
NORTHERN TRUST	Common Stock, shares: 10,093	915,742	940,066
KANSAS CITY SOUTHERN	Common Stock, shares: 4,602	886,077	939,429
INTERNATIONAL PAPER COMPANY	Common Stock, shares: 18,892	928,560	939,328
AMEREN CORP	Common Stock, shares: 11,999	944,546	936,647
QORVO INC	Common Stock, shares: 5,550	879,469	922,829
TYSON FOODS INC	Common Stock, shares: 14,290	974,798	920,864
GRAINGER W W INC	Common Stock, shares: 2,252	913,657	919,450
OLD DOMINION FREIGHT LINE	Common Stock, shares: 4,701	932,390	917,516
CDW CORP DE	Common Stock, shares: 6,943	922,010	914,975
SYNCHRONY FINANCIAL	Common Stock, shares: 26,289	859,736	912,502
PIONEER NATURAL RESOURCES CO	Common Stock, shares: 7,999	937,782	911,049
HOLOGIC INC	Common Stock, shares: 12,493	942,267	909,855
NVR INC	Common Stock, shares: 219	902,351	894,478
AMCOR PLC	Common Stock, shares: 75,915	875,871	893,521
XYLEM INC	Common Stock, shares: 8,750	872,569	890,656
DOVER CORP	Common Stock, shares: 7,041	857,943	888,980
VENTAS INC	Common Stock, shares: 18,043	900,807	884,831
EXPEDIA GROUP INC	Common Stock, shares: 6,597	831,105	873,445
TYLER TECHNOLOGIES INC	Common Stock, shares: 1,999	903,600	872,541
COOPER COS	Common Stock, shares: 2,400	821,602	871,900
GARMIN LTD	Common Stock, shares: 7,249	863,771	867,394
MARTIN MARIETTA MATERIAL	Common Stock, shares: 3,052	813,402	866,567
BROADRIDGE FINANCIAL SOLUTIONS	Common Stock, shares: 5,649	832,674	865,418
CONAGRA FOODS INC	Common Stock, shares: 23,593	841,606	855,491
CMS ENERGY CORP	Common Stock, shares: 13,895	833,713	847,747
HARTFORD FINANCIAL SERVICES	Common Stock, shares: 17,194	786,292	842,149
CATALENT INC	Common Stock, shares: 7,999	799,636	832,495
AKAMAI TECHNOLOGIES	Common Stock, shares: 7,901	820,602	829,486
ONEOK INC	Common Stock, shares: 21,490	886,343	824,774
UNITED RENTALS INC	Common Stock, shares: 3,545	846,807	822,215
WESTERN DIGITAL	Common Stock, shares: 14,745	788,466	816,700
INGERSOLL-RAND INC	Common Stock, shares: 17,895	800,870	815,292
TRIMBLE INCORPORATED	Common Stock, shares: 12,147	792,408	811,069
HALLIBURTON CO	Common Stock, shares: 42,782	856,846	808,577
ULTA BEAUTY INC	Common Stock, shares: 2,795	747,993	802,568
FIRSTENERGY CORP	Common Stock, shares: 26,141	819,304	800,182
SOLAREDGE TECHNOLOGIES INC	Common Stock, shares: 2,499	782,916	797,344
STERIS PLC	Common Stock, shares: 4,197	790,357	795,538
TRACTOR SUPPLY COMPANY	Common Stock, shares: 5,649	797,213	794,129
M&T BANK CORP	Common Stock, shares: 6,202	784,740	789,513

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
HEALTHPEAK PROPERTIES INC	Common Stock, shares: 26,042	$779,627	$787,262
INCYTE CORP	Common Stock, shares: 9,046	780,229	786,839
EXPEDITORS INTERNATIONAL OF WA	Common Stock, shares: 8,246	743,162	784,303
ARISTA NETWORKS INC	Common Stock, shares: 2,696	753,536	783,402
PERKINELMER INC	Common Stock, shares: 5,451	790,704	782,280
QUEST DIAGNOSTIC INC	Common Stock, shares: 6,548	815,140	780,282
CITRIX SYSTEMS INC	Common Stock, shares: 5,995	763,767	779,897
NUCOR CORP	Common Stock, shares: 14,646	828,002	779,009
VARIAN MEDICAL SYSTEMS INC	Common Stock, shares: 4,444	776,920	777,762
CARNIVAL CORP	Common Stock, shares: 35,701	767,363	773,282
KEYCORP	Common Stock, shares: 47,028	737,748	771,737
KELLOGG CO	Common Stock, shares: 12,345	755,991	768,212
ALBEMARLE CORP	Common Stock, shares: 5,194	716,381	766,170
ESSEX PROPERTY TRUST INC	Common Stock, shares: 3,220	779,819	764,374
CARDINAL HEALTH INC	Common Stock, shares: 14,142	776,488	757,452
DARDEN RESTAURANTS INC	Common Stock, shares: 6,350	726,135	756,427
CARMAX INC	Common Stock, shares: 7,999	768,719	755,621
WATERS CORP	Common Stock, shares: 3,052	744,934	755,031
FAIR ISAAC CORP	Common Stock, shares: 1,471	761,818	751,991
AES CORP	Common Stock, shares: 31,938	710,876	750,549
MONOLITHIC POWER SYSTEMS INC	Common Stock, shares: 2,049	679,138	750,487
CAESARS ENTERTAINMENT INC	Common Stock, shares: 10,093	758,606	749,610
DOMINO'S PIZZA INC	Common Stock, shares: 1,946	748,562	746,032
POOL CORP	Common Stock, shares: 1,998	696,774	744,206
NASDAQ INC	Common Stock, shares: 5,600	712,769	743,286
REGIONS FINANCIAL CORP	Common Stock, shares: 46,080	708,656	742,816
CELANESE CORP	Common Stock, shares: 5,698	746,421	740,440
CITIZENS FINANACIAL GROUP	Common Stock, shares: 20,640	727,750	738,100
HEWLETT PACKARD ENTERPRISE CO	Common Stock, shares: 61,783	751,051	732,127
EXTRA SPACE STORAGE INC	Common Stock, shares: 6,301	703,478	730,004
ABIOMED INC	Common Stock, shares: 2,252	619,985	729,994
IDEX CORP	Common Stock, shares: 3,649	716,540	726,901
FMC CORP	Common Stock, shares: 6,301	724,523	724,145
TELEDYNE TECHNOLOGIES INC	Common Stock, shares: 1,847	715,215	723,897
DUKE REALTY CORP	Common Stock, shares: 17,944	709,905	717,233
NETAPP INC	Common Stock, shares: 10,794	675,059	715,009
CABLE ONE INC	Common Stock, shares: 319	698,687	710,615
GENERAC HOLDINGS INC	Common Stock, shares: 3,101	695,515	705,197
GARTNER INC	Common Stock, shares: 4,395	693,244	703,990
MID AMERICA APARTMENT COMM	Common Stock, shares: 5,550	685,670	703,153
BROWN FORMAN CORP	Common Stock, shares: 8,849	677,545	702,852
GENUINE PARTS	Common Stock, shares: 6,992	675,362	702,212
OCCIDENTAL PETROLEUM COR	Common Stock, shares: 40,481	801,166	700,723
HESS CORP	Common Stock, shares: 13,243	745,472	699,120
AMERISOURCEBERGEN CORP	Common Stock, shares: 7,150	708,071	698,990
MASCO CORP	Common Stock, shares: 12,690	694,638	697,082
TIFFANY & CO	Common Stock, shares: 5,244	688,018	689,329

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
JACOBS ENGINEERING GROUP	Common Stock, shares: 6,301	$667,312	$686,529
BAKER HUGHES COMPANY	Common Stock, shares: 32,876	721,266	685,474
LEIDOS HOLDINGS INC	Common Stock, shares: 6,498	680,951	683,097
COGNEX CORP	Common Stock, shares: 8,444	659,001	677,910
ROYAL CARIBBEAN CRUISES	Common Stock, shares: 9,036	669,089	674,924
CERIDIAN HCM HOLDING INC	Common Stock, shares: 6,301	618,655	671,407
SEAGATE TECHNOLOGY	Common Stock, shares: 10,794	711,283	670,969
MASIMO CORP	Common Stock, shares: 2,499	664,477	670,567
EASTMAN CHEMICAL COMPANY	Common Stock, shares: 6,548	664,132	656,597
OMNICOM GROUP INC	Common Stock, shares: 10,449	672,089	651,677
BOSTON PROPERTIES INC	Common Stock, shares: 6,844	691,011	646,955
SMUCKER JM CO	Common Stock, shares: 5,550	629,724	641,602
BIO RAD LABORATORIES	Common Stock, shares: 1,099	645,636	640,752
CINCINNATI FINANCIAL CORP	Common Stock, shares: 7,288	589,482	636,781
PACKAGING CORP OF AMERIC	Common Stock, shares: 4,602	617,309	634,677
HORMEL FOODS	Common Stock, shares: 13,599	643,613	633,847
WABTEC	Common Stock, shares: 8,651	646,006	633,266
FACTSET RESEARCH SYSTEMS INC	Common Stock, shares: 1,896	659,560	630,470
AVERY DENNISON CORP	Common Stock, shares: 4,049	611,247	628,051
MOLINA HEALTHCARE INC	Common Stock, shares: 2,948	601,524	626,963
ALLIANT ENERGY CORP	Common Stock, shares: 12,098	633,684	623,401
MGM RESORTS INTERNATIONAL	Common Stock, shares: 19,742	606,660	622,060
PENN NATIONAL GAMING INC	Common Stock, shares: 7,190	597,221	620,963
HUNTINGTON BANCSHARES	Common Stock, shares: 48,984	616,406	618,666
BIO TECHNE CORP	Common Stock, shares: 1,948	600,056	618,430
PTC INC COM	Common Stock, shares: 5,145	586,452	615,427
CH ROBINSON WORLDWIDE INC	Common Stock, shares: 6,548	590,924	614,627
CHARLES RIVER LABORATORIES	Common Stock, shares: 2,449	595,096	611,955
EVERGY INC	Common Stock, shares: 10,992	600,808	610,151
HENRY JACK & ASSOC INC	Common Stock, shares: 3,753	595,305	607,915
UNITED AIRLINES HOLDINGS INC	Common Stock, shares: 13,994	663,212	605,239
PRINCIPAL FINANCIAL GROUP	Common Stock, shares: 12,197	589,583	605,073
NORTON LIFELOCK INC	Common Stock, shares: 28,590	570,066	594,108
GRACO INC	Common Stock, shares: 8,148	571,069	589,473
ATMOS ENERGY CORP	Common Stock, shares: 6,143	624,193	586,201
HASBRO INC	Common Stock, shares: 6,143	566,667	574,591
FORTUNE BRANDS HOME & SECURITY	Common Stock, shares: 6,696	571,868	573,962
CENTERPOINT ENERGY INC	Common Stock, shares: 26,388	586,871	571,038
RAYMOND JAMES FINANCIAL INC	Common Stock, shares: 5,945	555,643	568,779
RPM INTERNATIONAL INC	Common Stock, shares: 6,251	543,619	567,499
CREE INC	Common Stock, shares: 5,343	490,544	565,802
INTERNATIONAL FLAVORS & FRAG	Common Stock, shares: 5,195	576,243	565,387
PULTE GROUP INC	Common Stock, shares: 12,997	551,312	560,410
MEDICAL PROPERTIES TRUST INC	Common Stock, shares: 25,687	547,819	559,717
LAMB WESTON HOLDINGS	Common Stock, shares: 7,051	541,635	555,220
HUNT JB TRANSPORT	Common Stock, shares: 4,049	551,038	553,305
CONCHO RESOURCES INC	Common Stock, shares: 9,451	588,140	551,473

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
WHIRLPOOL CORP	Common Stock, shares: 3,052	$575,626	$550,786
DENTSPLY SIRONA INC	Common Stock, shares: 10,498	564,624	549,673
UNITED DOMINION REALTY TRUST	Common Stock, shares: 14,241	546,707	547,277
WESTROCK CO	Common Stock, shares: 12,542	557,047	545,964
BROWN & BROWN INC	Common Stock, shares: 11,397	531,205	540,315
HOWMET AEROSPACE INC	Common Stock, shares: 18,843	506,840	537,779
F5 NETWORKS	Common Stock, shares: 3,052	532,196	536,901
TEXTRON INC	Common Stock, shares: 10,992	527,883	531,231
WYNN RESORTS LTD	Common Stock, shares: 4,701	535,563	530,399
SUNRUN INC	Common Stock, shares: 7,594	479,754	526,904
XPO LOGISTICS INC	Common Stock, shares: 4,395	527,100	523,851
ALLEGION PLC	Common Stock, shares: 4,493	501,921	522,951
NORDSON CORP	Common Stock, shares: 2,597	524,427	521,933
ADVANCE AUTO PARTS	Common Stock, shares: 3,299	526,754	519,548
UNIVERSAL HEALTH SERVICES	Common Stock, shares: 3,753	508,890	516,009
ESSENTIAL UTILS INC	Common Stock, shares: 10,646	516,448	503,453
LIVE NATION	Common Stock, shares: 6,844	500,175	502,891
LOEWS CORP	Common Stock, shares: 11,150	493,934	501,962
ISHARES	Common Stock, shares: 5,461	497,878	501,894
BOSTON BEER COMPANY INC	Common Stock, shares: 501	465,856	497,843
UNIVERSAL DISPLAY CORP	Common Stock, shares: 2,153	520,983	494,741
TORO CO	Common Stock, shares: 5,195	480,708	492,661
HOST HOTELS & RESORTS INC	Common Stock, shares: 33,637	487,878	492,108
CBOE HOLDINGS INC	Common Stock, shares: 5,244	476,054	488,325
QUANTA SERVICES INC	Common Stock, shares: 6,745	466,964	485,786
AMEDISYS INC	Common Stock, shares: 1,649	452,932	483,776
FOX CORP CLASS A	Common Stock, shares: 16,344	467,123	475,949
LKQ CORP	Common Stock, shares: 13,392	498,515	471,918
FIVE BELOW	Common Stock, shares: 2,696	426,334	471,761
CAMPBELL SOUP CO	Common Stock, shares: 9,747	456,373	471,286
CAMDEN PROPERTY TRUST	Common Stock, shares: 4,701	461,202	469,711
REPLIGEN CORP	Common Stock, shares: 2,449	454,715	469,339
TREX COMPANY INC	Common Stock, shares: 5,600	464,033	468,796
EVEREST REINSURANCE HOLD CO	Common Stock, shares: 1,995	465,235	466,988
LENNOX INTERNATIONAL INC	Common Stock, shares: 1,699	470,521	465,375
SCHEIN HENRY INC	Common Stock, shares: 6,943	478,262	464,187
CENTURYLINK INC	Common Stock, shares: 47,236	495,949	460,549
AMERICAN AIRLINES GROUP INC	Common Stock, shares: 29,104	492,543	458,969
BERKLEY WR CORP	Common Stock, shares: 6,844	450,074	454,573
ALLEGHANY CORP	Common Stock, shares: 751	448,639	453,105
SNAP ON INC	Common Stock, shares: 2,647	463,042	452,958
DARLING INTERNATIONAL INC	Common Stock, shares: 7,802	432,368	450,011
BORG WARNER INC	Common Stock, shares: 11,644	438,961	449,906
GLOBE LIFE INC.	Common Stock, shares: 4,701	440,482	446,395
JAZZ PHARMACEUTICALS	Common Stock, shares: 2,696	411,017	444,989
INTERPUBLIC GROUP	Common Stock, shares: 18,892	456,573	444,348
NRG ENERGY INC	Common Stock, shares: 11,792	395,733	442,777

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
PINNACLE WEST CAPITAL	Common Stock, shares: 5,501	$440,356	$439,790
WEX INC	Common Stock, shares: 2,153	438,985	438,184
APTAR GROUP INC	Common Stock, shares: 3,200	416,644	438,014
WESTERN UNION CO	Common Stock, shares: 19,890	447,339	436,383
LINCOLN NATIONAL CORP	Common Stock, shares: 8,651	435,333	435,241
CYRUSONE INC	Common Stock, shares: 5,846	398,663	427,669
CHEMED CORP	Common Stock, shares: 800	398,482	426,055
NISOURCE INC	Common Stock, shares: 18,547	430,511	425,461
HUBBELL INC	Common Stock, shares: 2,696	431,048	422,719
PENTAIR INC	Common Stock, shares: 7,950	416,915	422,065
DAVITA INC	Common Stock, shares: 3,595	403,917	422,027
LEAR CORP	Common Stock, shares: 2,647	423,622	420,906
IAA INC	Common Stock, shares: 6,449	407,374	419,048
ROLLINS INC	Common Stock, shares: 10,700	422,565	418,065
TAPESTRY INC	Common Stock, shares: 13,293	394,841	413,140
LIMITED BRANDS	Common Stock, shares: 11,100	436,311	412,823
IRON MOUNTAIN INC	Common Stock, shares: 13,895	407,789	409,631
MOHAWK INDUSTRIES	Common Stock, shares: 2,903	389,144	409,245
MKS INSTRUMENTS INC	Common Stock, shares: 2,716	414,353	408,598
MOLSON COORS BEVERAGE CO	Common Stock, shares: 8,997	414,121	406,567
RENAISSANCERE HOLDINGS LTD	Common Stock, shares: 2,449	408,389	406,125
CARLISLE COS INC	Common Stock, shares: 2,597	402,079	405,651
FIRST SOLAR INC	Common Stock, shares: 4,098	374,024	405,418
SERVICE CORP INTL	Common Stock, shares: 8,197	404,447	402,468
IPG PHOTONICS CORP	Common Stock, shares: 1,797	384,344	402,238
DECKERS OUTDOOR	Common Stock, shares: 1,402	425,715	402,169
ENCOMPASS HEALTH CORP	Common Stock, shares: 4,849	405,917	400,964
SCOTTS COMPANY	Common Stock, shares: 2,009	381,316	400,019
GENTEX CORP	Common Stock, shares: 11,742	392,663	398,416
OMEGA HEALTHCARE INVESTORS	Common Stock, shares: 10,942	423,672	397,427
OWENS CORNING INC	Common Stock, shares: 5,244	391,155	397,288
PRA HEALTH SCIENCES INC	Common Stock, shares: 3,150	374,781	395,183
CIENA CORP	Common Stock, shares: 7,446	361,186	393,539
CF INDUSTRIES HOLDINGS INC	Common Stock, shares: 10,152	389,206	392,995
BUILDERS FIRSTSOURCE INC	Common Stock, shares: 9,599	367,331	391,746
ASSURANT INC	Common Stock, shares: 2,854	377,725	388,785
STORE CAPITAL CORP	Common Stock, shares: 11,436	378,856	388,600
NEWELL BRANDS INC	Common Stock, shares: 18,290	366,073	388,295
REINSURANCE GRP OF AMER	Common Stock, shares: 3,348	404,637	388,020
NORWEGIAN CRUISE LINE HOLDINGS	Common Stock, shares: 15,100	380,383	383,994
ARROWHEAD PHARMACEUTICALS IN	Common Stock, shares: 4,997	381,207	383,431
II - VI INC	Common Stock, shares: 5,047	371,550	383,334
PAYLOCITY HOLDING CORP	Common Stock, shares: 1,847	355,639	380,268
DISH NETWORK CORP	Common Stock, shares: 11,703	417,556	378,468
MOSAIC COMPANY	Common Stock, shares: 16,443	379,775	378,357
JONES LANG LASALLE INC	Common Stock, shares: 2,548	383,884	378,039
WILLIAMS SONOMA INC	Common Stock, shares: 3,703	408,994	377,156

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
AXON ENTERPRISE INC	Common Stock, shares: 3,071	$395,500	$376,335
LITHIA MOTORS INC	Common Stock, shares: 1,281	360,333	374,878
DISCOVERY INC	Common Stock, shares: 14,300	362,413	374,520
RELIANCE STEEL AND ALUMINUM	Common Stock, shares: 3,121	380,257	373,709
WATSCO INC	Common Stock, shares: 1,649	370,347	373,639
COMERICA INC	Common Stock, shares: 6,646	351,631	371,268
EATON VANCE	Common Stock, shares: 5,451	355,706	370,316
DIAMONDBACK ENERGY INC	Common Stock, shares: 7,594	365,021	367,572
AECOM TECHNOLOGY CORP	Common Stock, shares: 7,298	349,438	363,304
NEW YORK TIMES CO	Common Stock, shares: 6,992	349,665	361,978
NIELSEN HOLDINGS PLC	Common Stock, shares: 17,095	335,026	356,772
SMITH AO	Common Stock, shares: 6,498	366,623	356,235
ARROW ELECTRONICS INC	Common Stock, shares: 3,654	358,503	355,538
JUNIPER NETWORKS INC	Common Stock, shares: 15,752	351,007	354,574
MIDDLEBY CORP	Common Stock, shares: 2,745	368,902	353,945
STEEL DYNAMICS INC	Common Stock, shares: 9,599	370,438	353,925
SIGNATURE BANK	Common Stock, shares: 2,597	339,898	351,393
REGENCY REALTY CORP	Common Stock, shares: 7,644	365,783	348,483
ROBERT HALF INTERNATIONAL INC	Common Stock, shares: 5,550	351,549	346,776
UGI CORP	Common Stock, shares: 9,896	359,599	345,948
WOODWARD GOVERNOR CO	Common Stock, shares: 2,844	337,603	345,657
LUMENTUM HOLDINGS INC	Common Stock, shares: 3,644	342,178	345,467
LAMAR ADVERTISING CO-A	Common Stock, shares: 4,148	336,643	345,182
NATIONAL RETAIL PROPERTIES	Common Stock, shares: 8,394	339,448	343,499
EAST WEST BANCORP INC	Common Stock, shares: 6,745	337,816	342,047
LHC GROUP INC	Common Stock, shares: 1,600	327,045	341,286
SEALED AIR CORP	Common Stock, shares: 7,446	332,181	340,968
ZIONS BANCORPORATION N.A	Common Stock, shares: 7,802	324,337	338,913
CHURCHILL DOWNS INC	Common Stock, shares: 1,738	351,767	338,572
GRUBHUB INC	Common Stock, shares: 4,543	322,780	337,398
LINCOLN ELECTRIC HOLDINGS	Common Stock, shares: 2,894	347,542	336,381
FIRST HORIZON CORP	Common Stock, shares: 26,349	339,676	336,208
RH	Common Stock, shares: 751	328,672	335,890
ROYAL GOLD INC	Common Stock, shares: 3,150	343,076	335,074
DONALDSON INC	Common Stock, shares: 5,995	337,344	334,978
NEWS CORP NEW CL A W I	Common Stock, shares: 18,596	336,304	334,172
QUIDEL CORP	Common Stock, shares: 1,847	370,828	331,772
COMMERCE BANCSHARES INC	Common Stock, shares: 5,049	324,789	331,751
HUNTINGTON INGALLS INDUSTRIES	Common Stock, shares: 1,946	342,235	331,674
SEI INVESTMENTS COMPANY	Common Stock, shares: 5,748	324,884	330,320
CASEYS GENERAL STORES INC	Common Stock, shares: 1,847	325,527	329,870
UNITED THERAPEUTICS CORP	Common Stock, shares: 2,153	318,623	326,792
CACI INTERNATIONAL	Common Stock, shares: 1,299	317,971	323,796
PVH CORP	Common Stock, shares: 3,447	328,625	323,606
ITT INC	Common Stock, shares: 4,197	329,647	323,269
FRANKLIN RESOURCES INC	Common Stock, shares: 12,898	317,128	322,315
MANHATTAN ASSOCIATES INC	Common Stock, shares: 3,052	302,354	320,969

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
HILL-ROM HOLDINGS INC	Common Stock, shares: 3,249	$318,098	$318,317
LITTELFUSE INC	Common Stock, shares: 1,246	310,284	317,389
INVESCO LTD	Common Stock, shares: 18,191	319,688	317,072
PROSPERITY BANCSHARES INC	Common Stock, shares: 4,493	303,079	311,668
CABOT OIL & GAS	Common Stock, shares: 19,139	331,492	311,587
DXC TECHNOLOGY CO	Common Stock, shares: 12,098	283,227	311,519
KIMCO REALTY	Common Stock, shares: 20,492	312,510	307,588
KOHLS CORP	Common Stock, shares: 7,545	290,523	307,010
TETRA TECHNOLOGIES INC	Common Stock, shares: 2,647	304,576	306,436
AGCO CORP	Common Stock, shares: 2,953	284,735	304,410
ALASKA AIR GROUP	Common Stock, shares: 5,846	294,252	304,016
TOPBUILD CORP	Common Stock, shares: 1,649	298,838	303,595
POST HOLDING INC	Common Stock, shares: 3,002	292,983	303,256
OGE ENERGY CORP	Common Stock, shares: 9,500	307,151	302,686
CAPRI HOLDINGS LIMITED	Common Stock, shares: 7,199	290,056	302,376
REXFORD INDUSTRIAL REALTY IN	Common Stock, shares: 6,143	296,321	301,670
STERICYCLE INC	Common Stock, shares: 4,345	306,816	301,263
CDK GLOBAL INC	Common Stock, shares: 5,797	296,640	300,463
AMERICAN FINANCIAL GROUP	Common Stock, shares: 3,397	299,503	297,669
HAEMONETICS CORP	Common Stock, shares: 2,499	297,642	296,705
EXELIXIS INC	Common Stock, shares: 14,695	305,658	294,932
MATTEL INC	Common Stock, shares: 16,789	288,098	292,965
PERRIGO CO	Common Stock, shares: 6,548	316,698	292,810
KILROY REALTY CORP	Common Stock, shares: 5,096	312,219	292,505
DEVON ENERGY CORP	Common Stock, shares: 18,497	291,664	292,443
CORELOGIC INC	Common Stock, shares: 3,753	295,656	290,166
BRUNSWICK CORP	Common Stock, shares: 3,802	291,525	289,878
PENUMBRA INC	Common Stock, shares: 1,649	312,066	288,620
HELEN OF TROY LTD	Common Stock, shares: 1,297	285,143	288,111
NEOGENOMICS INC	Common Stock, shares: 5,343	276,507	287,656
SONOCO PRODUCTS	Common Stock, shares: 4,849	291,544	287,304
AMERICAN CAMPUS COMMUNITIES	Common Stock, shares: 6,646	290,468	284,266
OSHKOSH CORP	Common Stock, shares: 3,299	288,930	283,903
VORNADO REALTY LP	Common Stock, shares: 7,594	294,525	283,578
LEGGETT & PLATT INC	Common Stock, shares: 6,350	262,832	281,311
FEDERAL REALTY INVESTMENT TRUS	Common Stock, shares: 3,299	307,543	280,769
LIFE STORAGE INC	Common Stock, shares: 2,350	277,036	280,618
MARRIOTT VACATIONS WORLD	Common Stock, shares: 2,044	277,568	280,517
NATIONAL INSTRUMENTS	Common Stock, shares: 6,350	261,829	279,024
FIRST AMERICAN FINANCIAL	Common Stock, shares: 5,353	282,478	276,358
APARTMENT INCOME REIT CO	Common Stock, shares: 7,182	267,200	275,848
CLEVELAND CLIFFS INC	Common Stock, shares: 18,942	255,897	275,792
FLIR SYSTEMS INC	Common Stock, shares: 6,251	267,445	273,997
JABIL INC	Common Stock, shares: 6,400	265,194	272,171
TCF FINANCIAL CORPORATION	Common Stock, shares: 7,348	271,341	272,007
HARLEY DAVIDSON	Common Stock, shares: 7,348	271,790	269,656
OLD REPUBLIC INTERNATIONAL	Common Stock, shares: 13,648	260,755	269,008

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
EASTGROUP PROPERTIES	Common Stock, shares: 1,946	$264,945	$268,600
MINE SAFETY APPLIANCES CO	Common Stock, shares: 1,797	274,326	268,512
SILICON LABORATORIES INC	Common Stock, shares: 2,104	264,495	267,865
WYNDHAM HOTELS & RESORTS INC	Common Stock, shares: 4,493	257,386	267,092
POLARIS INDUSTRIES	Common Stock, shares: 2,795	268,499	266,293
SCIENCE APPLICATIONS INTL	Common Stock, shares: 2,795	277,356	264,504
FIRST INDUSTRY REALTY TRUST	Common Stock, shares: 6,241	262,134	262,954
PRIMERICA INC	Common Stock, shares: 1,946	266,636	260,565
PEOPLES UNITED FINANCIAL	Common Stock, shares: 20,048	263,444	259,218
HEALTHEQUITY INC	Common Stock, shares: 3,703	250,425	258,165
CORESITE REALTY	Common Stock, shares: 2,054	246,705	257,345
HALOZYME THERAPEUTICS INC	Common Stock, shares: 6,004	253,144	256,451
LANDSTAR SYSTEM INC	Common Stock, shares: 1,896	254,821	255,335
APACHE CORP	Common Stock, shares: 17,994	285,268	255,330
TIMKEN CO	Common Stock, shares: 3,299	258,244	255,173
NOV INC	Common Stock, shares: 18,547	261,274	254,646
KNIGHT SWIFT TRANSPORTATION	Common Stock, shares: 6,044	247,704	252,759
OMNICELL INC	Common Stock, shares: 2,104	241,897	252,467
INGREDION INC COM	Common Stock, shares: 3,200	261,904	251,724
MDU RESOURCES GROUP	Common Stock, shares: 9,550	248,360	251,544
MARATHON OIL CORP	Common Stock, shares: 37,637	259,620	251,036
TEXAS ROADHOUSE INC	Common Stock, shares: 3,200	253,571	250,093
SYNEOS HEALTH INC	Common Stock, shares: 3,649	241,322	248,613
TEMPUR-PEDIC INTERNATIONAL INC	Common Stock, shares: 9,194	251,049	248,247
BJ S WHOLESALE CLUB HOLDINGS	Common Stock, shares: 6,646	246,955	247,778
MANPOWER GROUP	Common Stock, shares: 2,745	247,617	247,586
EMCOR GROUP INC	Common Stock, shares: 2,696	241,121	246,584
YETI HOLDING INC	Common Stock, shares: 3,595	259,258	246,135
THOR INDUSTRIES INC	Common Stock, shares: 2,647	257,580	246,117
LEUCADIA NATL CORP INC	Common Stock, shares: 10,004	235,098	246,102
STIFEL FINANCIAL CORP	Common Stock, shares: 4,824	248,615	243,435
GLOBUS MEDICAL INC	Common Stock, shares: 3,694	234,186	240,893
BROOKS AUTOMATION INC	Common Stock, shares: 3,545	265,405	240,556
FIRST FINANCIAL BANKSHARES INC	Common Stock, shares: 6,646	238,804	240,433
REGAL BELOIT CORP	Common Stock, shares: 1,946	230,156	238,930
RALPH LAUREN CORP	Common Stock, shares: 2,301	230,887	238,712
HANESBRANDS INC	Common Stock, shares: 16,344	231,110	238,302
CURTIS WRIGHT CORP	Common Stock, shares: 2,044	236,961	237,853
MERCURY COMPUTER SYSTEMS INC	Common Stock, shares: 2,696	220,333	237,417
IDACORP INC	Common Stock, shares: 2,449	236,051	235,196
CULLEN FROST BANKERS INC	Common Stock, shares: 2,696	236,788	235,180
TOLL BROTHERS	Common Stock, shares: 5,402	243,146	234,827
PINNACLE FINANCIAL PARTNERS	Common Stock, shares: 3,644	226,674	234,684
COUSINS PROPERTIES INC	Common Stock, shares: 7,002	251,494	234,565
LIVERAMP HOLDINGS INC	Common Stock, shares: 3,200	230,071	234,190
POWER INTEGRATIONS INC	Common Stock, shares: 2,854	220,951	233,637
BRIXMOR PROPERTY GROUP INC	Common Stock, shares: 14,043	235,256	232,418

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
INTERACTIVE BROKERS GROUP	Common Stock, shares: 3,802	$215,464	$231,628
DISCOVERY INC	Common Stock, shares: 7,693	220,789	231,489
SAILPOINT TECHNOLOGIES HOLDI	Common Stock, shares: 4,345	223,670	231,346
KEMPER CORP	Common Stock, shares: 3,002	236,424	230,662
FLOWSERVE CORP	Common Stock, shares: 6,251	235,514	230,363
NEW YORK COMMUNITY BANCORP INC	Common Stock, shares: 21,796	222,397	229,946
SYNOVUS FINANCIAL	Common Stock, shares: 7,101	235,808	229,849
CIRRUS LOGIC INC	Common Stock, shares: 2,795	227,738	229,736
ESSENT GROUP LTD	Common Stock, shares: 5,303	237,837	229,102
OLLIES BARGAIN OUTLET HOLDINGS	Common Stock, shares: 2,795	221,531	228,534
SKECHERS USA INC	Common Stock, shares: 6,350	227,276	228,223
DOUGLAS EMMETT INC	Common Stock, shares: 7,802	246,400	227,658
JANUS HENDERSON GROUP PLC	Common Stock, shares: 7,002	224,514	227,633
NCR CORP	Common Stock, shares: 6,054	204,375	227,443
SAIA INC	Common Stock, shares: 1,254	231,677	226,764
SEMTECH CORP	Common Stock, shares: 3,121	228,613	224,975
UNUM GROUP	Common Stock, shares: 9,797	222,718	224,738
AFFILIATED MANAGERS GROUP INC	Common Stock, shares: 2,202	216,090	223,974
ALARM.COM HOLDINGS INC	Common Stock, shares: 2,153	179,141	222,720
SLM CORP	Common Stock, shares: 17,895	219,210	221,718
JETBLUE AIRWAYS CORP	Common Stock, shares: 15,238	225,594	221,565
INTERGRA LIFESCIENCES HOLDING	Common Stock, shares: 3,397	202,318	220,551
EXPONENT INC	Common Stock, shares: 2,449	214,970	220,501
IRIDIUM COMMUNICATIONS INC	Common Stock, shares: 5,600	200,374	220,203
MAXIMUS INC	Common Stock, shares: 3,002	221,842	219,734
CMC MATERIALS INC	Common Stock, shares: 1,452	216,471	219,648
EVERCORE INC	Common Stock, shares: 1,995	204,467	218,722
ACUITY BRANDS INC	Common Stock, shares: 1,797	207,455	217,646
VONTIER CORP W I	Common Stock, shares: 6,498	213,044	217,042
HANOVER INSURANCE GROUP INC	Common Stock, shares: 1,847	218,173	215,924
ACADIA HEALTHCARE CO INC	Common Stock, shares: 4,296	205,720	215,915
SPIRIT REALITY CAPITAL INC	Common Stock, shares: 5,343	219,777	214,620
ICU MEDICAL INC	Common Stock, shares: 997	195,686	213,944
FOX CORP CLASS B	Common Stock, shares: 7,397	208,668	213,624
ACI WORLDWIDE INC	Common Stock, shares: 5,550	215,849	213,294
KBR INC	Common Stock, shares: 6,893	198,514	213,210
ASGN INC	Common Stock, shares: 2,548	217,759	212,830
FLOWERS FOODS INC	Common Stock, shares: 9,402	216,237	212,761
FOX FACTORY HOLDING CORP	Common Stock, shares: 1,995	196,632	210,882
KINSALE CAPITAL GROUP INC	Common Stock, shares: 1,049	251,847	209,898
GRAND CANYON EDUCATION INC	Common Stock, shares: 2,252	210,879	209,654
SL GREEN REALTY CORP	Common Stock, shares: 3,496	212,617	208,293
PROTO LABS INC	Common Stock, shares: 1,353	211,086	207,547
GLACIER BANCORP INC	Common Stock, shares: 4,503	206,445	207,199
CROCS INC	Common Stock, shares: 3,299	216,215	206,685
CHART INDUSTRIES INC	Common Stock, shares: 1,748	211,299	205,898
MGIC INVESTMENT CORP	Common Stock, shares: 16,394	203,481	205,742

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
ASHLAND GLOBAL HOLDINGS INC	Common Stock, shares: 2,597	$202,405	$205,708
J2 GLOBAL COMMUNICATIONS INC	Common Stock, shares: 2,104	209,818	205,495
VALVOLINE INC	Common Stock, shares: 8,849	206,469	204,759
CARTERS INC	Common Stock, shares: 2,153	196,493	202,525
EAGLE MATERIALS INC	Common Stock, shares: 1,995	196,311	202,184
FOOT LOCKER INC	Common Stock, shares: 4,997	210,496	202,084
NEOGEN CORP	Common Stock, shares: 2,548	204,899	202,052
QUALYS INC	Common Stock, shares: 1,649	168,151	200,995
INNOVATIVE INDUSTRIAL PROPER	Common Stock, shares: 1,096	193,690	200,749
GAP INC	Common Stock, shares: 9,896	204,771	199,791
UNITED BANKSHARES	Common Stock, shares: 6,153	191,810	199,345
TENET HEALTHCARE CORP	Common Stock, shares: 4,948	208,646	197,564
RLI CORP	Common Stock, shares: 1,896	197,843	197,484
CONCENTRIX CORP	Common Stock, shares: 1,995	198,049	196,897
SIMPSON MANUFACTURING CO INC	Common Stock, shares: 2,104	194,373	196,576
ONE GAS INC-W/I	Common Stock, shares: 2,548	208,798	195,606
FTI CONSULTING INC	Common Stock, shares: 1,748	193,583	195,288
LOUISIANA PACIFIC CORP	Common Stock, shares: 5,254	201,307	195,288
AUTONATION INC	Common Stock, shares: 2,795	184,597	195,052
HEALTHCARE REALTY TRUST	Common Stock, shares: 6,548	196,390	193,810
EMERGENT BIOSOLUTIONS INC	Common Stock, shares: 2,153	192,016	192,902
WINGSTOP INC	Common Stock, shares: 1,452	191,637	192,428
VALMONT INDS INC	Common Stock, shares: 1,096	190,447	191,760
HEXCEL CORP	Common Stock, shares: 3,950	200,184	191,551
PARK HOTELS & RESORTS INC	Common Stock, shares: 11,150	193,086	191,218
SELECTIVE INSURANCE GROUP	Common Stock, shares: 2,854	194,285	191,168
MEDPACE HOLDINGS INC	Common Stock, shares: 1,373	197,541	191,084
CHEMOURS CO	Common Stock, shares: 7,703	207,644	190,960
HIGHWOODS PROPERTIES INC	Common Stock, shares: 4,800	194,891	190,209
BLACK HILLS CORP	Common Stock, shares: 3,052	185,058	187,522
NVENT ELECTRIC PLC	Common Stock, shares: 8,049	189,812	187,455
MASTEC INC	Common Stock, shares: 2,745	185,325	187,186
VALLEY NATIONAL BANCORP	Common Stock, shares: 19,199	193,488	187,185
XEROX HOLDINGS CORP	Common Stock, shares: 8,059	191,270	186,880
COHERENT INC	Common Stock, shares: 1,244	177,362	186,677
ITRON INC	Common Stock, shares: 1,946	170,326	186,576
RAYONIER INC REIT	Common Stock, shares: 6,350	193,997	186,567
WENDYS CO THE	Common Stock, shares: 8,503	194,369	186,387
MSC INDL DIRECT INC	Common Stock, shares: 2,202	186,646	185,852
TRUPANION INC	Common Stock, shares: 1,550	170,675	185,610
HAWAIIAN ELECTRIC INDUSTRIES	Common Stock, shares: 5,244	195,723	185,586
TECHNIPFMC LTD	Common Stock, shares: 19,653	195,335	184,736
PNM RESOURCES	Common Stock, shares: 3,802	186,875	184,520
SPS COMMERCE INC	Common Stock, shares: 1,699	165,828	184,455
LIVEPERSON INC	Common Stock, shares: 2,953	170,700	183,756
LANCASTER COLONY	Common Stock, shares: 997	171,615	183,262
CLEAN HARBORS INC	Common Stock, shares: 2,400	175,144	182,626

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
CRANE CO	Common Stock, shares: 2,350	$183,895	$182,535
COLFAX CORP	Common Stock, shares: 4,750	174,204	181,650
WYNDHAM DESTINATIONS INC.	Common Stock, shares: 4,049	178,223	181,641
BANK OZK	Common Stock, shares: 5,797	179,099	181,275
WEBSTER FINANCIAL CORP	Common Stock, shares: 4,296	184,514	181,075
HOLLY FRONTIER CORP	Common Stock, shares: 7,002	184,791	181,000
CIMAREX ENERGY CO	Common Stock, shares: 4,800	188,048	180,034
ADVANCED ENERGY INDUSTRIES	Common Stock, shares: 1,847	185,502	179,081
BALCHEM CORP	Common Stock, shares: 1,550	174,073	178,648
SABRE CORP	Common Stock, shares: 14,794	163,216	177,823
QUAKER CHEMICAL CORP	Common Stock, shares: 701	174,885	177,672
8X8 INC	Common Stock, shares: 5,145	159,036	177,358
PHYSICIANS REALTY TRUST	Common Stock, shares: 9,945	181,388	177,019
AEROJET ROCKETDYNE HOLDINGS	Common Stock, shares: 3,348	145,096	176,936
UNITED STATES STEEL CORP	Common Stock, shares: 10,547	188,529	176,879
NATIONAL FUEL GAS	Common Stock, shares: 4,296	187,311	176,693
JOHN BEAN TECHNOLOGIES CORP	Common Stock, shares: 1,550	189,700	176,555
STAMPS.COM INC	Common Stock, shares: 899	181,366	176,315
AVIENT CORP	Common Stock, shares: 4,345	173,944	175,030
ENSIGN GROUP INC	Common Stock, shares: 2,400	181,480	174,994
DICK'S SPORTING GOODS INC	Common Stock, shares: 3,101	164,718	174,307
WD 40 CO	Common Stock, shares: 652	171,980	173,171
AGREE REALTY CORP	Common Stock, shares: 2,597	174,002	172,930
SABRA HEALTH CARE REIT INC	Common Stock, shares: 9,896	176,669	171,885
MURPHY USA INC	Common Stock, shares: 1,304	172,476	170,602
HUDSON PACIFIC PROPERTIES INC	Common Stock, shares: 7,101	183,411	170,558
VISTEON CORP	Common Stock, shares: 1,353	173,467	169,826
ENERSYS	Common Stock, shares: 2,044	173,276	169,798
PROG HOLDINGS INC	Common Stock, shares: 3,150	167,694	169,711
EQT CORP	Common Stock, shares: 13,342	190,489	169,579
UNIFIRST CORP	Common Stock, shares: 800	164,586	169,339
BRINK'S CO	Common Stock, shares: 2,350	167,090	169,231
CIT GROUP INC	Common Stock, shares: 4,701	179,248	168,761
MACYS INC	Common Stock, shares: 14,991	160,914	168,654
WINTRUST FINANCIAL CORP	Common Stock, shares: 2,745	169,996	167,720
ALLIANCE DATA SYSTEMS CORP	Common Stock, shares: 2,252	162,211	166,849
JBG SMITH PROPERTIES	Common Stock, shares: 5,303	170,037	165,834
NEW JERSEY RESOURCES	Common Stock, shares: 4,651	163,788	165,360
STERLING BANCORP DEL	Common Stock, shares: 9,194	161,554	165,314
WATTS WATER TECHNOLOGIES INC	Common Stock, shares: 1,353	160,862	164,658
OLIN CORP	Common Stock, shares: 6,696	158,481	164,448
UFP INDUSTRIES INC	Common Stock, shares: 2,953	166,724	164,031
SOUTHWEST GAS HOLDINGS INC	Common Stock, shares: 2,696	175,117	163,787
SYNAPTICS INC	Common Stock, shares: 1,699	142,545	163,748
NORDSTROM INC	Common Stock, shares: 5,244	163,094	163,666
BOYD GAMING	Common Stock, shares: 3,802	161,845	163,189
GROCERY OUTLET HOLDING CORP	Common Stock, shares: 4,148	163,027	162,802

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
SYNNEX CORP	Common Stock, shares: 1,995	$162,206	$162,465
AVNET INC	Common Stock, shares: 4,602	151,849	161,580
RYDER SYSTEM INC	Common Stock, shares: 2,597	164,136	160,411
NEWMARKET CORP	Common Stock, shares: 399	159,287	158,910
WPX ENERGY INC	Common Stock, shares: 19,495	157,868	158,882
COMMUNITY BANK SYSTEM INC	Common Stock, shares: 2,548	167,172	158,763
GLAUKOS CORP	Common Stock, shares: 2,104	149,019	158,312
VIAVI SOLUTIONS INC	Common Stock, shares: 10,547	146,562	157,946
EQUITRANS MIDSTREAM CORP	Common Stock, shares: 19,643	171,154	157,929
ALLETE INC	Common Stock, shares: 2,548	155,007	157,820
TAYLOR MORRISSON HOME CORP A	Common Stock, shares: 6,153	157,846	157,814
CONMED CORP	Common Stock, shares: 1,402	153,726	157,064
HAIN CELESTIAL GROUP	Common Stock, shares: 3,901	147,605	156,622
LCI INDUSTRIES	Common Stock, shares: 1,200	159,154	155,604
POTLATCH CORP	Common Stock, shares: 3,101	156,781	155,112
FORMFACTOR INC	Common Stock, shares: 3,605	158,066	155,072
MICROSTRATEGY INC	Common Stock, shares: 399	114,191	155,024
SENSIENT TECHNOLOGIES CORP	Common Stock, shares: 2,094	152,584	154,450
BRIGHTHOUSE FINANCIAL INC	Common Stock, shares: 4,247	147,739	153,748
UMPQUA HOLDINGS CORP	Common Stock, shares: 10,152	153,782	153,706
SPIRE INC	Common Stock, shares: 2,400	161,740	153,684
LIVANOVA PLC	Common Stock, shares: 2,301	146,574	152,353
PERSPECTA INC	Common Stock, shares: 6,301	147,298	151,722
ADIENT PLC	Common Stock, shares: 4,355	158,055	151,431
BANKUNITED INC	Common Stock, shares: 4,345	146,654	151,131
CRACKER BARREL OLD COUNTRY ST	Common Stock, shares: 1,146	156,926	151,126
LENDINGTREE INC	Common Stock, shares: 551	149,142	150,877
AMN HEALTHCARE SERVICE INC	Common Stock, shares: 2,202	152,214	150,307
UNIVAR SOLUTIONS	Common Stock, shares: 7,901	146,258	150,191
MERITAGE HOMES CORP	Common Stock, shares: 1,797	153,048	148,860
HMS HOLDINGS CORP	Common Stock, shares: 4,049	132,341	148,803
UNDER ARMOUR INC	Common Stock, shares: 8,651	152,747	148,541
SHAKE SHACK INC CLASS A	Common Stock, shares: 1,748	149,880	148,196
KIRBY CORP	Common Stock, shares: 2,854	149,315	147,928
INGEVITY CORP	Common Stock, shares: 1,946	142,475	147,335
NEKTAR THERAPEUTICS	Common Stock, shares: 8,651	159,220	147,070
FNB CORP	Common Stock, shares: 15,347	147,641	145,796
TEGNA INC	Common Stock, shares: 10,449	149,429	145,758
TEXAS CAPITAL BANCSHARES	Common Stock, shares: 2,449	146,177	145,727
ASBURY AUTOMOTIVE GROUP	Common Stock, shares: 997	142,525	145,369
BANK OF HAWAII CORP	Common Stock, shares: 1,896	150,427	145,283
FIRST HAWAIIAN INC	Common Stock, shares: 6,153	144,948	145,079
CHOICE HOTELS INTL INC	Common Stock, shares: 1,353	139,211	144,404
DIODES INC	Common Stock, shares: 2,044	142,371	144,122
APPLIED INDUSTRIAL TECH INC	Common Stock, shares: 1,847	146,340	144,030
CNO FINANCIAL GROUP INC	Common Stock, shares: 6,449	149,845	143,359
AMERICAN STATES WATER	Common Stock, shares: 1,797	141,376	142,911

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
NORTHWESTERN CORP	Common Stock, shares: 2,449	$140,868	$142,812
KB HOME	Common Stock, shares: 4,247	144,233	142,345
INSPERITY INC	Common Stock, shares: 1,748	152,117	142,323
UMB FINANCIAL CORP	Common Stock, shares: 2,054	142,943	141,717
HOME BANCSHARES INC	Common Stock, shares: 7,249	143,054	141,207
CANTEL MEDICAL CORP	Common Stock, shares: 1,788	136,337	140,963
VONAGE HOLDINGS CORP	Common Stock, shares: 10,903	145,916	140,374
LEXINGTON REALTY TRUST	Common Stock, shares: 13,194	145,922	140,121
FIRSTCASH INC	Common Stock, shares: 1,995	147,904	139,723
KENNAMETAL INC	Common Stock, shares: 3,852	148,834	139,580
ROGERS CORP	Common Stock, shares: 899	138,018	139,558
GREEN DOT CORP	Common Stock, shares: 2,499	140,243	139,420
RESIDEO TECHNOLOGIES INC	Common Stock, shares: 6,548	120,937	139,203
PACIFIC PREMIER BANCORP INC	Common Stock, shares: 4,405	133,980	137,996
HANCOCK WHITNEY CORPORATION	Common Stock, shares: 4,049	130,697	137,749
AMERICAN EAGLE OUTFITTERS	Common Stock, shares: 6,854	132,297	137,556
GATX CORP	Common Stock, shares: 1,649	138,193	137,185
CORPORATE OFFICE PROPERTIES	Common Stock, shares: 5,254	141,830	137,022
SELECT MEDICAL HOLDINGS CORP	Common Stock, shares: 4,948	128,481	136,855
DANA INCORPORATED	Common Stock, shares: 7,002	138,583	136,678
COVERTRUS INC	Common Stock, shares: 4,750	137,311	136,522
EXLSERVICE HOLDINGS INC	Common Stock, shares: 1,600	135,829	136,197
PACWEST BANCORP	Common Stock, shares: 5,353	135,440	135,958
PAPA JOHNS INTERNATIONAL INC	Common Stock, shares: 1,600	139,595	135,749
R1 RCM INC	Common Stock, shares: 5,649	126,857	135,688
BLACKBAUD INC	Common Stock, shares: 2,350	135,241	135,291
HILLENBRAND INC	Common Stock, shares: 3,397	129,377	135,211
CHAMPIONX CORP	Common Stock, shares: 8,799	127,740	134,630
ESCO TECHNOLOGIES INC	Common Stock, shares: 1,304	136,796	134,558
RENEWABLE ENERGY GROUP INC	Common Stock, shares: 1,896	134,503	134,285
ARCONIC CORP	Common Stock, shares: 4,503	137,309	134,200
SILGAN HOLDINGS INC	Common Stock, shares: 3,605	129,126	133,661
WALKER & DUNLOP INC	Common Stock, shares: 1,452	131,505	133,589
UNDER ARMOUR INC	Common Stock, shares: 8,947	138,140	133,138
BLOCK H & R INC	Common Stock, shares: 8,355	134,598	132,509
AVISTA CORP	Common Stock, shares: 3,299	131,126	132,402
NUVASIVE	Common Stock, shares: 2,350	107,814	132,400
UNITI GROUP INC	Common Stock, shares: 11,268	124,828	132,177
BADGER METER INC	Common Stock, shares: 1,402	125,773	131,906
SANDERSON FARMS	Common Stock, shares: 997	141,349	131,863
FABRINET	Common Stock, shares: 1,699	121,843	131,797
VISHAY INTERTECHNOLOGY	Common Stock, shares: 6,350	125,196	131,511
FRANKLIN ELECTRIC CO INC	Common Stock, shares: 1,896	137,055	131,232
COLUMBIA SPORTSWEAR CO	Common Stock, shares: 1,501	129,149	131,168
INTEGER HOLDINGS CORP	Common Stock, shares: 1,600	126,127	129,894
CALIFORNIA WATER SERVICE GROUP	Common Stock, shares: 2,400	128,721	129,662
FULLER HB OMPANY	Common Stock, shares: 2,499	131,145	129,626

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
INSIGHT ENTERPRISES INC	Common Stock, shares: 1,699	$125,918	$129,249
FEDERATED HERMES INC	Common Stock, shares: 4,454	130,092	128,675
NU SKIN ENTERPRISES INC	Common Stock, shares: 2,350	119,872	128,404
OLD NATIONAL BANCORP	Common Stock, shares: 7,752	129,687	128,381
MERIT MEDICAL SYSTEMS	Common Stock, shares: 2,301	127,173	127,732
COMMVAULT SYSTEMS INC	Common Stock, shares: 2,301	121,987	127,409
LIVENT CORP	Common Stock, shares: 6,755	112,873	127,265
CORCEPT THERAPEUTICS INC	Common Stock, shares: 4,849	126,737	126,850
TRIP ADVISOR INC	Common Stock, shares: 4,405	122,521	126,764
ARCOSA INC	Common Stock, shares: 2,301	124,717	126,397
AAON INC	Common Stock, shares: 1,896	119,894	126,340
STEPAN CO	Common Stock, shares: 1,057	126,170	126,086
PS BUSINESS PARKS INC	Common Stock, shares: 948	127,536	125,971
MADDEN STEVEN LTD	Common Stock, shares: 3,555	120,264	125,572
MAXLINEAR INC-CLASS A	Common Stock, shares: 3,249	103,116	124,084
BANCORPSOUTH BANK	Common Stock, shares: 4,503	127,670	123,572
ALLEGIANT TRAVEL CO	Common Stock, shares: 652	113,485	123,347
GOODYEAR TIRE & RUBBER CO	Common Stock, shares: 11,298	123,081	123,260
COGENT COMMUNICATIONS GROUP	Common Stock, shares: 2,044	124,119	122,391
COLUMBIA BANKING SYSTEM	Common Stock, shares: 3,397	116,454	121,962
AMERIS BANCORP	Common Stock, shares: 3,200	125,225	121,815
ASSOCIATED BANC CORP	Common Stock, shares: 7,101	119,090	121,067
SIX FLAGS ENTERTAINMENT CORP	Common Stock, shares: 3,545	116,523	120,898
SIMPLY GOOD FOODS CO THE	Common Stock, shares: 3,852	116,613	120,785
WOLVERINE WORLD WIDE	Common Stock, shares: 3,852	121,650	120,361
HELMERICH & PAYNE	Common Stock, shares: 5,195	129,327	120,308
WEINGARTEN REALTY INVESTORS	Common Stock, shares: 5,550	128,277	120,273
PATTERSON COS INC	Common Stock, shares: 4,049	130,641	119,974
PACIRA BIOSCIENCES INC	Common Stock, shares: 2,005	120,066	119,966
BRINKER INTERNATIONAL	Common Stock, shares: 2,104	115,861	118,997
MEDIFAST INC	Common Stock, shares: 602	120,502	118,280
DORMAN PRODUCTS INC	Common Stock, shares: 1,353	134,294	117,466
AMERICAN EQUITY INVESTMENT	Common Stock, shares: 4,247	117,602	117,461
COMMERCIAL METALS CO	Common Stock, shares: 5,698	117,338	117,044
MATSON INC	Common Stock, shares: 2,054	119,100	117,026
INDEPENDENT BANK CORP	Common Stock, shares: 1,600	122,721	116,855
MDC HOLDINGS INC	Common Stock, shares: 2,400	118,091	116,631
J & J SNACK FOODS CORP	Common Stock, shares: 751	115,279	116,614
PEBBLEBROOK HOTEL TRUST	Common Stock, shares: 6,202	115,900	116,597
CABOT CORP	Common Stock, shares: 2,597	107,966	116,568
BRADY & CO	Common Stock, shares: 2,202	106,489	116,325
CNX RESOURCES CORP	Common Stock, shares: 10,745	118,520	116,044
MANTECH INTERNATIONAL CORP	Common Stock, shares: 1,304	105,551	115,942
SPX FLOW INC	Common Stock, shares: 1,995	119,034	115,625
XENCOR INC	Common Stock, shares: 2,647	125,905	115,476
ABM INDUSTRIES INC	Common Stock, shares: 3,052	125,319	115,473
BIOTELEMETRY INC	Common Stock, shares: 1,600	101,069	115,319

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
ASSURED GUARANTY LTD	Common Stock, shares: 3,654	$116,981	$115,066
CVB FINANCIAL CORP	Common Stock, shares: 5,896	117,264	114,969
SPX	Common Stock, shares: 2,104	114,359	114,727
ENERGIZER HOLDINGS INC	Common Stock, shares: 2,696	114,486	113,721
EPR PROPERTIES	Common Stock, shares: 3,496	113,864	113,621
TERADATA CORP	Common Stock, shares: 5,047	117,303	113,395
DYCOM INDUSTRIES INC	Common Stock, shares: 1,501	113,440	113,364
KAR AUCTION SERVICES INC	Common Stock, shares: 6,054	116,800	112,662
IROBOT CORP	Common Stock, shares: 1,402	109,711	112,596
UNITED COMMUNITY BANKS INC	Common Stock, shares: 3,950	109,705	112,347
INSTALLED BUILDING PRODUCTS	Common Stock, shares: 1,096	110,631	111,737
GIBRALTAR INDUSTRIES INC	Common Stock, shares: 1,550	108,185	111,543
GROUP 1 AUTOMOTIVE INC	Common Stock, shares: 849	102,888	111,379
MOOG INC	Common Stock, shares: 1,402	114,321	111,207
STRATEGIC EDUCATION INC	Common Stock, shares: 1,165	114,411	111,092
CATHAY GENERAL BANCORP	Common Stock, shares: 3,447	106,840	110,948
LGI HOMES INC	Common Stock, shares: 1,047	112,639	110,807
SLEEP NUMBER CORP	Common Stock, shares: 1,353	119,708	110,755
TREEHOUSE FOODS INC	Common Stock, shares: 2,597	111,193	110,361
TEREX CORP	Common Stock, shares: 3,150	115,518	109,917
WERNER ENTERPRISES	Common Stock, shares: 2,795	111,047	109,614
YELP INC	Common Stock, shares: 3,348	96,011	109,375
INDEPENDENT BANK CORP	Common Stock, shares: 1,748	109,004	109,286
KORN FERRY	Common Stock, shares: 2,499	100,784	108,688
INNOSPEC INC	Common Stock, shares: 1,195	105,610	108,420
EVERTEC INC	Common Stock, shares: 2,755	112,845	108,340
SIMMONS FIRST NATIONAL CORP	Common Stock, shares: 4,997	106,382	107,888
SCIENTIFIC GAMES CORP	Common Stock, shares: 2,597	105,636	107,763
ALLSCRIPTS HEALTHCARE SOLUTION	Common Stock, shares: 7,456	104,944	107,668
SPROUTS FARMERS MARKETS INC	Common Stock, shares: 5,353	105,983	107,589
BARNES GROUP	Common Stock, shares: 2,104	108,273	106,628
ALBANY INTERNATIONAL CORP	Common Stock, shares: 1,452	106,161	106,587
GRAHAM HOLDINGS CO	Common Stock, shares: 199	92,736	106,404
JACK IN THE BOX INC	Common Stock, shares: 1,146	103,384	106,311
ESSENTIAL PROPERTIES REALTY	Common Stock, shares: 4,997	105,950	105,939
PLEXUS CORP	Common Stock, shares: 1,353	108,147	105,817
CALLAWAY GOLF	Common Stock, shares: 4,405	104,070	105,754
TRINITY INDUSTRIES INC	Common Stock, shares: 4,000	103,599	105,552
MR COOPER GROUP INC	Common Stock, shares: 3,397	97,656	105,417
TRI POINTE HOMES	Common Stock, shares: 6,103	104,456	105,281
ONTO INNOVATION INC	Common Stock, shares: 2,202	103,643	104,719
PRICESMART INC	Common Stock, shares: 1,146	104,698	104,352
WORLD WRESTLING ENTERTAINMENT	Common Stock, shares: 2,153	98,267	103,448
NATIONAL STORAGE AFFILIATES TR	Common Stock, shares: 2,854	99,544	102,833
BED BATH & BEYOND	Common Stock, shares: 5,748	112,253	102,079
ALLEGHENY TECHNOLOGIES INC	Common Stock, shares: 6,083	103,211	102,020
COMPASS MINERALS INTERNA	Common Stock, shares: 1,649	102,817	101,792

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
FOUR CORNERS PROPERTY TRUST	Common Stock, shares: 3,397	$101,168	$101,137
ANTERO MIDSTREAM CORP	Common Stock, shares: 13,105	107,476	101,041
AVANOS MEDICAL INC	Common Stock, shares: 2,202	105,175	101,041
HEALTHCARE SERVICES GROUP	Common Stock, shares: 3,595	94,583	101,013
MEDNAZ INC	Common Stock, shares: 4,098	93,560	100,576
XPERI HOLDING CORP	Common Stock, shares: 4,800	95,085	100,312
BOTTOMLINE TECHNOLOGIES INC	Common Stock, shares: 1,896	94,215	100,003
SHENANDOAH TELECOMMUNICATIONS	Common Stock, shares: 2,301	105,621	99,521
FORWARD AIR CORP	Common Stock, shares: 1,294	96,265	99,410
MINERALS TECHNOLOGIES	Common Stock, shares: 1,600	100,146	99,384
CADENCE BANCORP	Common Stock, shares: 6,044	94,231	99,242
SOUTH JERSEY INDUSTRIES	Common Stock, shares: 4,602	108,984	99,176
SANMINA SCI CORP	Common Stock, shares: 3,101	101,061	98,891
GENTHERM INC	Common Stock, shares: 1,501	97,382	97,903
NEWS CORP NEW CL A W I	Common Stock, shares: 5,501	99,137	97,749
CARETRUST REIT INC	Common Stock, shares: 4,405	100,877	97,694
PALOMAR HOLDINGS INC	Common Stock, shares: 1,096	87,266	97,387
PROGRESS SOFTWARE	Common Stock, shares: 2,153	92,681	97,290
CHESAPEAKE UTILITIES	Common Stock, shares: 899	98,793	97,248
FIRST BANCORP INC PUERTO RICO	Common Stock, shares: 10,547	93,123	97,246
NETSCOUT SYSTEMS INC	Common Stock, shares: 3,545	94,813	97,215
VICOR CORP	Common Stock, shares: 1,047	96,572	96,539
VIASAT INC	Common Stock, shares: 2,953	98,970	96,411
CUBIC CORP	Common Stock, shares: 1,550	98,344	96,193
MILLER HERMAN INC	Common Stock, shares: 2,844	114,569	96,135
WINNEBAGO INDUSTRIES	Common Stock, shares: 1,600	98,539	95,897
BRANDYWINE REALTY TRUST	Common Stock, shares: 7,999	97,882	95,273
AEROVIRONMENT INC	Common Stock, shares: 1,096	91,607	95,261
FULTON FINANCIAL CORP	Common Stock, shares: 7,456	99,660	94,843
FEDERAL SIGNAL	Common Stock, shares: 2,854	96,247	94,670
MUELLER INDUSTRIES INC	Common Stock, shares: 2,696	95,923	94,660
TRINSEO SA	Common Stock, shares: 1,847	80,682	94,573
INTERNATIONAL BANCSHARES CORP	Common Stock, shares: 2,499	89,818	93,547
FLUOR CORP	Common Stock, shares: 5,846	100,564	93,368
COTY INC CL A	Common Stock, shares: 13,204	90,975	92,691
GENWORTH FINANCIAL INC	Common Stock, shares: 24,443	107,589	92,393
MERITOR INC	Common Stock, shares: 3,299	93,729	92,061
COMFORT SYSTEMS USA INC	Common Stock, shares: 1,748	92,801	92,050
RAMBUS INC	Common Stock, shares: 5,254	96,020	91,733
PETROLEUM DEVELOPMENT CORP	Common Stock, shares: 4,454	87,171	91,440
WASHINGTON FEDERAL	Common Stock, shares: 3,545	90,692	91,259
COOPER TIRE & RUBBER	Common Stock, shares: 2,252	90,770	91,193
SKYWEST INC	Common Stock, shares: 2,252	99,398	90,765
BOISE CASCADE CO	Common Stock, shares: 1,896	90,321	90,636
WORLD FUEL SERVICES CORP	Common Stock, shares: 2,903	92,799	90,472
SOUTHWESTERN ENERGY	Common Stock, shares: 30,348	98,880	90,438
MAGELLAN HEALTH SERVICES	Common Stock, shares: 1,086	88,415	89,992

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
AVIS BUDGET GROUP INC	Common Stock, shares: 2,400	$90,303	$89,513
WILEY JOHN & SONS INC	Common Stock, shares: 1,955	87,780	89,284
OWENS & MINOR INC	Common Stock, shares: 3,299	94,584	89,225
KULICKE & SOFFA IND	Common Stock, shares: 2,805	95,400	89,218
RENSANT CORP	Common Stock, shares: 2,647	91,073	89,141
HUB GROUP INC	Common Stock, shares: 1,550	88,729	88,378
NMI HOLDINGS INC CLASS A	Common Stock, shares: 3,901	93,519	88,356
AXOS FINALCIAL INC	Common Stock, shares: 2,350	85,934	88,212
NAVIENT CORP	Common Stock, shares: 8,947	84,898	87,864
PORTFOLIO RECOVERY ASSOCIATE	Common Stock, shares: 2,202	93,529	87,343
SERVISFIRST BANCSHARES INC	Common Stock, shares: 2,153	89,300	86,741
VIRTUS INVESTMENT PARTNERS	Common Stock, shares: 399	85,160	86,579
RETAIL PROPERTIES OF AME-A	Common Stock, shares: 10,054	92,848	86,058
FLAGSTAR BANCORP INC	Common Stock, shares: 2,104	79,921	85,740
TELEPHONE & DATA SYSTEMS INC	Common Stock, shares: 4,602	87,893	85,461
WASHINGTON REAL ESTATE INV	Common Stock, shares: 3,950	93,988	85,445
KONTOOR BRANDS INC W I	Common Stock, shares: 2,104	90,392	85,320
SERVICE PROPERTIES TRUST	Common Stock, shares: 7,407	88,649	85,105
INTERDIGITAL COMM CORP	Common Stock, shares: 1,402	87,594	85,095
WORTHINGTON INDUSTRIES INC	Common Stock, shares: 1,649	88,901	84,673
MURPHY OIL CORP	Common Stock, shares: 6,992	90,948	84,604
EHEALTH INC	Common Stock, shares: 1,195	86,779	84,377
BELDIN INC	Common Stock, shares: 2,005	84,037	84,000
HORACE MANN EDUCATORS	Common Stock, shares: 1,995	86,886	83,866
PENNYMAC MORTGAGE INVESTMENT	Common Stock, shares: 4,750	84,372	83,557
MODIVCARE INCORP	Common Stock, shares: 602	79,747	83,514
ADTALEM GLOBAL EDUCATION INC	Common Stock, shares: 2,449	82,242	83,150
EDGEWELL PERSONAL CARE CO	Common Stock, shares: 2,400	87,257	82,986
O I GLASS INC	Common Stock, shares: 6,953	84,674	82,735
CINEMARK HOLDINGS INC	Common Stock, shares: 4,750	77,144	82,702
MONRO INC	Common Stock, shares: 1,550	77,695	82,641
RENT-A-CENTER INC	Common Stock, shares: 2,153	74,256	82,435
ADDUS HOMECARE CORP	Common Stock, shares: 701	75,496	82,101
LA-Z BOY CHAIR	Common Stock, shares: 2,054	81,654	81,838
FIRST MIDWEST BANCORP INC	Common Stock, shares: 5,106	79,942	81,284
CARDIOVASCULAR SYSTEMS INC	Common Stock, shares: 1,847	71,094	80,815
EASTERLY GOVERNMENT PROPERTIES	Common Stock, shares: 3,555	80,478	80,527
ENDO INTERNATIONAL INC	Common Stock, shares: 11,150	63,952	80,055
XENIA HOTELS & RESORTS INC	Common Stock, shares: 5,254	79,005	79,859
LIGAND PHARMACEUTICALS	Common Stock, shares: 800	77,659	79,554
B&G FOODS INC	Common Stock, shares: 2,854	83,168	79,144
ENPRO INDUSTRIES INC	Common Stock, shares: 1,047	77,787	79,057
SHUTTERSTOCK INC	Common Stock, shares: 1,096	74,735	78,598
US PHYSICAL THERAPY INC	Common Stock, shares: 652	77,014	78,379
URBAN OUTFITTERS INC	Common Stock, shares: 3,052	82,851	78,121
TRUSTMARK CORP	Common Stock, shares: 2,854	78,973	77,945
DOMTAR CORP	Common Stock, shares: 2,449	76,721	77,517

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
KAMAN CORP	Common Stock, shares: 1,353	$76,587	$77,296
RANGE RESOURCE CORP	Common Stock, shares: 11,505	82,967	77,085
CAPITOL FEDERAL SAVINGS BANK	Common Stock, shares: 6,153	75,800	76,908
BANNER CORP	Common Stock, shares: 1,649	76,018	76,839
PRESTIGE CONSUMER HEALTHCARE I	Common Stock, shares: 2,202	79,900	76,794
COHU INC	Common Stock, shares: 2,005	74,919	76,543
DIAMONDROCK HOSPITALITY	Common Stock, shares: 9,254	77,626	76,342
NIC INC	Common Stock, shares: 2,953	74,022	76,272
FIRST FINANCIAL BANCORP	Common Stock, shares: 4,306	75,988	75,481
AMERICAN WOODMARK CORP	Common Stock, shares: 800	76,102	75,074
KNOWLES CORP	Common Stock, shares: 4,049	72,393	74,624
OSI SYSTEMS INC	Common Stock, shares: 800	73,627	74,570
KAISER ALUMINUM CORP	Common Stock, shares: 751	72,202	74,230
RETAIL OPPORTUNITY INVESTMENT	Common Stock, shares: 5,501	76,235	73,656
PARK NATIONAL CORP	Common Stock, shares: 701	72,058	73,631
SEACOAST BANKING CORP	Common Stock, shares: 2,499	73,113	73,583
INDUSTRIAL LOGISTICS PROPERT	Common Stock, shares: 3,101	74,824	72,222
CHEESECAKE FACTORY	Common Stock, shares: 1,946	72,707	72,101
NORTHWEST BANCSHARES INC	Common Stock, shares: 5,659	70,348	72,093
MYRIAD GENETICS INC	Common Stock, shares: 3,644	65,036	72,063
MESA LABORATORIES INC	Common Stock, shares: 250	70,227	71,619
VECTOR GROUP LTD	Common Stock, shares: 6,143	78,478	71,563
BIG LOTS INC	Common Stock, shares: 1,649	75,239	70,803
CAVCO INDUSTRIES INC	Common Stock, shares: 403	72,690	70,694
SITE CENTERS CORP	Common Stock, shares: 6,953	73,652	70,360
WADDELL & REED FINANCIAL	Common Stock, shares: 2,755	69,062	70,179
BLOOMIN' BRANDS INC	Common Stock, shares: 3,605	67,668	70,002
TUPPERWARE BRANDS CORP	Common Stock, shares: 2,153	67,429	69,733
SYKES ENTERPRISES	Common Stock, shares: 1,847	73,915	69,568
ALAMO GROUP INC	Common Stock, shares: 504	69,918	69,481
PERFICIENT INC	Common Stock, shares: 1,452	68,332	69,175
HNI CORP	Common Stock, shares: 2,005	74,398	69,085
CSG SYSTEMS INTERNATIONAL INC	Common Stock, shares: 1,531	70,710	68,991
PATRICK INDUSTRIES INC	Common Stock, shares: 997	71,817	68,176
LTC PROPERTIES INC	Common Stock, shares: 1,748	69,309	68,015
AMERICAN ASSETS TRUST INC	Common Stock, shares: 2,350	69,801	67,881
REALOGY HOLDINGS CORP	Common Stock, shares: 5,155	72,666	67,636
NBT BANCORP INC	Common Stock, shares: 2,104	68,995	67,524
THE ODP CORP	Common Stock, shares: 2,301	64,540	67,421
VIRTUSA CORP	Common Stock, shares: 1,313	65,999	67,158
PENNANT GROUP INC THE	Common Stock, shares: 1,155	68,917	67,086
GLOBAL NET LEASE INC	Common Stock, shares: 3,901	68,496	66,862
WESTAMERICA BANCORPORATION	Common Stock, shares: 1,205	66,049	66,616
SALLY BEAUTY COMPANY	Common Stock, shares: 5,106	61,789	66,579
COCA-COLA BOTTLING CO CONSOL	Common Stock, shares: 250	66,437	66,529
JAMES RIVER GROUP HOLDINGS LTD	Common Stock, shares: 1,353	66,642	66,499
HESKA CORP	Common Stock, shares: 454	64,741	66,167

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
APOLLO COMMERCIAL REAL ESTATE	Common Stock, shares: 5,906	$69,374	$65,967
PIPER SANDLER COS	Common Stock, shares: 652	68,223	65,767
HARSCO CORP	Common Stock, shares: 3,654	64,135	65,700
CAL-MAINE FOODS INC	Common Stock, shares: 1,748	65,496	65,620
TELETECH HOLDINGS	Common Stock, shares: 899	70,387	65,542
SIGNET JEWELERS LTD	Common Stock, shares: 2,400	65,058	65,443
METHODE ELECTRONICS	Common Stock, shares: 1,699	64,691	65,024
LINDSAY CO	Common Stock, shares: 504	62,754	64,701
NORTHWEST NATURAL HOLDING CO	Common Stock, shares: 1,402	72,441	64,495
CYTOKINETICS INC	Common Stock, shares: 3,101	64,955	64,439
GLU MOBILE INC	Common Stock, shares: 7,150	67,902	64,422
HOPE BANCORP INC	Common Stock, shares: 5,896	63,293	64,324
CORE-MARK HOLDING CO	Common Stock, shares: 2,153	65,854	63,231
ATLAS AIR WORLDWIDE HOLDINGS	Common Stock, shares: 1,155	64,930	63,019
MERCURY GENERAL CORP	Common Stock, shares: 1,205	61,745	62,905
SUPERNUS PHARMACEUTICALS INC	Common Stock, shares: 2,499	54,257	62,864
3D SYSTEMS CORP	Common Stock, shares: 5,995	63,936	62,823
TTM TECHNOLOGIES	Common Stock, shares: 4,553	61,975	62,805
NEW YORK MORTGAGE TRUST INC	Common Stock, shares: 17,006	64,897	62,752
GMS INC	Common Stock, shares: 2,054	58,220	62,611
TECHTARGET	Common Stock, shares: 1,057	55,612	62,462
CENTRAL GARDEN & PET CO	Common Stock, shares: 1,699	59,725	61,711
URBAN EDGE PROPERTIES	Common Stock, shares: 4,750	67,710	61,468
REGENXBIO INC	Common Stock, shares: 1,353	58,368	61,371
DAVE & BUSTERS ENTERTAINMENT	Common Stock, shares: 2,044	54,768	61,369
ASTEC INDUSTRIES INC	Common Stock, shares: 1,057	64,079	61,162
CARPENTER TECHNOLOGY	Common Stock, shares: 2,094	62,099	60,968
ULTRA CLEAN HOLDINGS	Common Stock, shares: 1,946	65,716	60,603
KITE REALTY GROUP TRUST	Common Stock, shares: 4,049	63,226	60,574
VISTA OUTDOOR INC	Common Stock, shares: 2,548	53,421	60,539
MATADOR RESOURCES CO	Common Stock, shares: 4,997	62,031	60,266
FARO TECHNOLOGIES INC	Common Stock, shares: 849	61,210	59,987
TENNANT CO	Common Stock, shares: 849	59,684	59,597
AZZ INC	Common Stock, shares: 1,254	59,901	59,500
UNISYS CORP	Common Stock, shares: 3,012	54,256	59,278
SCHWEITZER MAUDUIT INC	Common Stock, shares: 1,452	59,742	58,374
M I HOMES INC	Common Stock, shares: 1,313	59,330	58,174
ENCORE WIRE CORP	Common Stock, shares: 958	54,967	58,023
EAGLE BANCORP INC	Common Stock, shares: 1,402	57,649	57,917
MACERICH CO	Common Stock, shares: 5,402	61,930	57,640
GRANITE CONSTRUCTION INC	Common Stock, shares: 2,153	57,421	57,504
ST JOE CO THE	Common Stock, shares: 1,353	52,235	57,434
ENERPAC TOOL GROUP CORP	Common Stock, shares: 2,538	60,026	57,386
EPLUS INC	Common Stock, shares: 652	55,011	57,326
MATERION CORP	Common Stock, shares: 899	53,425	57,265
CENTURY COMMUNITIES	Common Stock, shares: 1,304	57,985	57,072
RAVEN INDUSTRIES	Common Stock, shares: 1,709	57,645	56,535

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
GREIF INC	Common Stock, shares: 1,205	$58,049	$56,483
ABERCROMBIE & FITCH CO	Common Stock, shares: 2,755	56,630	56,099
STEWART INFO SERVICES	Common Stock, shares: 1,155	58,226	55,878
PROVIDENT FINANCIAL SERVICES	Common Stock, shares: 3,101	54,807	55,694
OXFORD INDUSTRIES INC	Common Stock, shares: 849	49,626	55,639
GREAT WESTERN BANCORP INC	Common Stock, shares: 2,657	52,965	55,523
STURM RUGER & CO INC	Common Stock, shares: 849	56,428	55,265
INDEPENDENCE REALTY TRUST INC	Common Stock, shares: 4,108	57,126	55,175
BRIGHTSPHERE INVESTMENT GROU	Common Stock, shares: 2,854	53,276	55,027
SAFETY INSURANCE GROUP INC	Common Stock, shares: 701	57,598	54,622
GREENBRIER COMPANIES INC	Common Stock, shares: 1,501	54,477	54,611
CORE LABORATORIES NV	Common Stock, shares: 2,054	58,755	54,456
BOOT BARN HOLDINGS INC	Common Stock, shares: 1,254	51,860	54,383
VERITEX HOLDINGS INC	Common Stock, shares: 2,104	51,972	53,977
FERRO CORP	Common Stock, shares: 3,654	50,956	53,459
CARDTRONICS PLC	Common Stock, shares: 1,511	53,708	53,338
ALEXANDER & BALDWIN INC	Common Stock, shares: 3,101	52,082	53,275
META FINANCIAL GROUP INC	Common Stock, shares: 1,452	51,074	53,076
PGT INC	Common Stock, shares: 2,607	50,395	53,031
AAR CORP	Common Stock, shares: 1,462	51,408	52,940
DELUXE CORP	Common Stock, shares: 1,807	50,981	52,772
ENCORE CAPITAL GROUP INC	Common Stock, shares: 1,353	53,657	52,699
WW INTERNATIONAL INC	Common Stock, shares: 2,153	63,809	52,531
AMERISAFE INC	Common Stock, shares: 909	53,388	52,179
FB FINANCIAL CORP	Common Stock, shares: 1,501	52,167	52,134
ACADIA REALTY TRUST	Common Stock, shares: 3,654	55,312	51,851
CALAVO GROWERS INC	Common Stock, shares: 741	55,233	51,426
UNIVERSAL CORP	Common Stock, shares: 1,057	53,825	51,367
ISTAR INC	Common Stock, shares: 3,457	51,463	51,329
NATIONAL BEVERAQE CORP	Common Stock, shares: 602	49,800	51,146
NETGEAR INC	Common Stock, shares: 1,254	46,699	50,959
FIRST COMMONWEALTH FINANCIAL	Common Stock, shares: 4,651	49,526	50,887
STANDEX INTERNATIONAL CORP	Common Stock, shares: 652	50,488	50,528
BANCFIRST CORP	Common Stock, shares: 859	50,195	50,435
SIMULATIONS PLUS INC	Common Stock, shares: 700	42,393	50,358
CORVEL CORP	Common Stock, shares: 474	45,536	50,248
DRIL QUIP INC	Common Stock, shares: 1,689	55,130	50,021
MTS SYSTEMS CORP	Common Stock, shares: 859	49,707	49,971
G-III APPAREL GROUP LTD	Common Stock, shares: 2,104	47,577	49,938
PITNEY BOWES	Common Stock, shares: 8,098	46,720	49,885
CTS CORP	Common Stock, shares: 1,452	48,745	49,838
GAMESTOP CORP	Common Stock, shares: 2,637	37,628	49,678
TRIUMPH BANCORP INC	Common Stock, shares: 1,017	49,025	49,385
ARCBEST CORP	Common Stock, shares: 1,155	49,138	49,304
CITY HOLDING CO	Common Stock, shares: 701	49,572	48,767
GCP APPLIED TECHNOLOGIES	Common Stock, shares: 2,054	48,516	48,581
AMC NETWORKS INC	Common Stock, shares: 1,353	44,448	48,396

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
MYR GROUP INC	Common Stock, shares: 800	$47,712	$48,076
COHERUS BIOSCIENCES INC	Common Stock, shares: 2,755	49,126	47,888
ARCHROCK INC	Common Stock, shares: 5,511	51,129	47,723
DIVERSIFIED HEALTH CARE TRUST	Common Stock, shares: 11,545	49,886	47,565
NATIONAL BANK HOLDINGS	Common Stock, shares: 1,452	48,249	47,559
LUMINEX CORP	Common Stock, shares: 2,054	49,555	47,492
MARTEN TRANSPORT LTD	Common Stock, shares: 2,755	47,165	47,475
COMMUNITY HEALTHCARE TRUST INC	Common Stock, shares: 1,007	48,770	47,455
US ECOLOGY INC	Common Stock, shares: 1,294	47,195	47,001
OFFICE PROPERTIES INCOME TRU	Common Stock, shares: 2,054	50,541	46,671
SAFEHOLD INC	Common Stock, shares: 642	46,129	46,533
USANA HEALTH SCIENCES INC	Common Stock, shares: 602	45,877	46,447
PILGRIM'S PRIDE CORP	Common Stock, shares: 2,360	47,753	46,286
BENCHMARK ELECTRONICS	Common Stock, shares: 1,709	46,974	46,147
WARRIOR MET COAL INC	Common Stock, shares: 2,163	46,530	46,111
GEO GROUP INC	Common Stock, shares: 5,155	49,378	45,675
INTER PARFUMS INC	Common Stock, shares: 755	43,748	45,640
ORIENTAL FINANCIAL GROUP	Common Stock, shares: 2,459	43,899	45,591
SOUTHSIDE BANCSHARES INC	Common Stock, shares: 1,452	45,989	45,047
S & T BANCORP INC	Common Stock, shares: 1,807	44,056	44,893
BROOKLINE BANCORP INC	Common Stock, shares: 3,713	44,522	44,708
PROASSURANCE CORP	Common Stock, shares: 2,508	45,983	44,625
PATTERSON UTI ENERGY INC	Common Stock, shares: 8,424	48,005	44,310
MACK CALI REALTY CORP	Common Stock, shares: 3,555	48,320	44,299
DINEEQUITY INC	Common Stock, shares: 751	50,003	43,532
QUINSTREET INC	Common Stock, shares: 2,015	41,176	43,194
AMERICAN AXLE & MANUFACTURING	Common Stock, shares: 5,165	41,521	43,076
MARCUS & MILLICHAP INC	Common Stock, shares: 1,155	42,377	43,018
GETTY REALTY CORP	Common Stock, shares: 1,560	46,503	42,973
SUMMIT HOTEL PROPERTIES INC	Common Stock, shares: 4,760	46,666	42,889
NEXTPOINT RESIDENTIALTRUST INC	Common Stock, shares: 1,007	44,348	42,620
TOMPKINS FINANCIAL CORP	Common Stock, shares: 602	43,167	42,531
TANGER FACTORY OUTLET CENTER	Common Stock, shares: 4,266	47,746	42,493
PLANTRONICS INC	Common Stock, shares: 1,560	38,604	42,177
NEXTGEN HEALTHCARE INC	Common Stock, shares: 2,311	42,541	42,151
KRATON CORPORATION	Common Stock, shares: 1,511	41,878	41,991
GRIFFON CORPORATION	Common Stock, shares: 2,054	42,688	41,864
LUMBER LIQUIDATORS HOLDINGS	Common Stock, shares: 1,353	42,567	41,591
CEVA INC	Common Stock, shares: 909	36,302	41,340
MICHAELS COMPANIES INC	Common Stock, shares: 3,170	38,881	41,243
AXCELIS TECHNOLOGIES	Common Stock, shares: 1,412	40,632	41,124
GUESS? INC	Common Stock, shares: 1,817	34,017	41,104
TABULA RASA HEALTHCARE INC	Common Stock, shares: 958	38,199	41,039
NEENAH INC	Common Stock, shares: 741	41,420	40,975
TACTILE SYSTEMS TECHNOLOGY I	Common Stock, shares: 909	35,356	40,831
PERDOCEO EDUCATION CORP	Common Stock, shares: 3,220	41,250	40,662
STONEX GROUP INC	Common Stock, shares: 701	37,485	40,598

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
REDWOOD TRUST INC	Common Stock, shares: 4,612	$41,302	$40,493
CRYOLIFE INC	Common Stock, shares: 1,709	36,814	40,338
EXTREME NETWORKS INC	Common Stock, shares: 5,837	38,243	40,214
UNITED NATURAL FOODS INC	Common Stock, shares: 2,508	37,987	40,060
HERITAGE FINANCIAL CORP	Common Stock, shares: 1,709	41,268	39,962
HANGER INC	Common Stock, shares: 1,807	42,429	39,742
FIRST BANCORP INC NC	Common Stock, shares: 1,155	39,098	39,089
CENTERSPACE	Common Stock, shares: 553	40,233	39,067
HAWAIIAN HOLDINGS INC	Common Stock, shares: 2,202	41,254	38,981
SONIC AUTOMOTIVE	Common Stock, shares: 1,007	40,913	38,853
EMPLOYERS HOLDINGS INC	Common Stock, shares: 1,205	39,817	38,784
STANDARD MOTOR PRODUCTS	Common Stock, shares: 958	51,737	38,759
MERIDIAN BIOSCIENCE INC	Common Stock, shares: 2,064	41,546	38,577
DIEBOLD NIXDORF	Common Stock, shares: 3,615	40,878	38,531
AMERICA'S CAR-MART INC	Common Stock, shares: 350	40,020	38,400
EBIX INC	Common Stock, shares: 1,007	35,790	38,248
MEREDITH CORP	Common Stock, shares: 1,955	39,870	37,544
RADNET INC	Common Stock, shares: 1,916	36,575	37,494
HEARTLAND EXPRESS	Common Stock, shares: 2,064	38,386	37,359
LANTHEUS HOLDINGS INC	Common Stock, shares: 2,765	39,378	37,303
MATTHEWS INTERNATIONAL CORP	Common Stock, shares: 1,264	36,295	37,165
HIBBETT SPORTING GOODS INC	Common Stock, shares: 800	35,083	36,941
ORTHOFIX MEDICAL INC	Common Stock, shares: 859	34,243	36,928
CIRCOR INTERNATIONAL INC	Common Stock, shares: 958	35,770	36,824
COMMUNITY HEALTH SYSTEMS	Common Stock, shares: 4,918	40,085	36,542
OCEANEERING INTERNATIONAL	Common Stock, shares: 4,582	39,408	36,430
WABASH NATIONAL CORPORATION	Common Stock, shares: 2,113	37,386	36,414
SCRIPPS E W CO CLASS A	Common Stock, shares: 2,370	34,769	36,240
ENANTA PHARMACEUTICALS INC	Common Stock, shares: 859	36,759	36,172
ORASURE TECHNOLOGIES INC	Common Stock, shares: 3,417	41,945	36,169
BLUCORA INC COM	Common Stock, shares: 2,271	30,842	36,138
SANFILIPPO JOHN B & SON INC	Common Stock, shares: 454	35,455	35,825
SEACOR HOLDINGS INC	Common Stock, shares: 859	35,980	35,614
UNIVERSAL HEALTH REALTY INCOME	Common Stock, shares: 553	39,640	35,544
NOW INC	Common Stock, shares: 4,938	32,828	35,454
CORECIVIC INC	Common Stock, shares: 5,412	41,944	35,448
THIRD POINT REINSURANCE LTD	Common Stock, shares: 3,723	35,556	35,444
SCHOLASTIC CORP	Common Stock, shares: 1,412	37,271	35,306
FRESH DEL MONTE PRODUCE	Common Stock, shares: 1,462	38,013	35,181
ENOVA INTERNATIONAL INC	Common Stock, shares: 1,412	33,761	34,981
VEECO INSTRUMENTS INC	Common Stock, shares: 2,015	36,664	34,974
BJS RESTAURANTS INC	Common Stock, shares: 909	30,312	34,971
MYERS INDUSTRIES INC	Common Stock, shares: 1,679	32,134	34,887
AGILYSYS INC	Common Stock, shares: 909	35,597	34,871
CHILDRENS PLACE	Common Stock, shares: 691	32,201	34,634
BERKSHIRE HILLS BANCORP INC	Common Stock, shares: 2,015	37,267	34,491
BUCKLE INC	Common Stock, shares: 1,165	38,114	34,028

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
ECHO GLOBAL LOGISTICS INC	Common Stock, shares: 1,264	$34,160	$33,903
GLATFELTER CORP	Common Stock, shares: 2,064	35,336	33,809
APOGEE ENTERPRISES INC	Common Stock, shares: 1,067	32,757	33,789
MONARCH CASINO AND RESORT INC	Common Stock, shares: 551	30,305	33,736
ONESPAN INC.	Common Stock, shares: 1,610	33,437	33,290
CINCINNATI BELL INC	Common Stock, shares: 2,163	33,002	33,048
PBF ENERGY INC	Common Stock, shares: 4,622	33,122	32,815
PHOTRONICS INC	Common Stock, shares: 2,923	32,964	32,623
PREFERRED BANK/LOS ANGELES	Common Stock, shares: 642	30,440	32,398
RPT REALTY	Common Stock, shares: 3,733	32,698	32,291
NATUS MEDICAL INC	Common Stock, shares: 1,610	32,760	32,259
UNIVERSAL ELECTRONICS	Common Stock, shares: 610	32,865	32,018
CHEFS' WAREHOUSE HOLDINGS INC	Common Stock, shares: 1,243	29,564	31,942
MARINEMAX INC	Common Stock, shares: 909	30,344	31,827
INOGEN INC	Common Stock, shares: 711	29,098	31,770
ADTRAN INC	Common Stock, shares: 2,123	31,007	31,361
TRIUMPH GROUP INC	Common Stock, shares: 2,469	36,315	31,010
FULGENT GENETICS INC	Common Stock, shares: 593	26,771	30,872
VAREX IMAGING CORP	Common Stock, shares: 1,850	30,921	30,854
TIVITY HEALTH INC	Common Stock, shares: 1,570	28,894	30,761
BOSTON PRIVATE FINANCIAL HOLD	Common Stock, shares: 3,634	29,079	30,710
ALLEGIANCE BANCSHARES INC	Common Stock, shares: 900	31,457	30,706
ARMADA HOFFLER PROPERTIES INC	Common Stock, shares: 2,726	30,413	30,583
VANDA PHARMACEUTICALS INC	Common Stock, shares: 2,321	30,893	30,495
PETMED EXPRESS INC	Common Stock, shares: 950	29,113	30,459
AMBAC FINANCIAL GROUP INC	Common Stock, shares: 1,965	34,722	30,226
CLEARWATER PAPER CORP	Common Stock, shares: 800	30,907	30,198
KELLY SERVICES	Common Stock, shares: 1,462	31,265	30,065
TRUSTCO BANK CORP	Common Stock, shares: 4,493	29,432	29,972
ANIKA THERAPEUTICS INC	Common Stock, shares: 662	25,955	29,948
ZUMIEZ INC	Common Stock, shares: 810	30,826	29,785
ANDERSONS INC	Common Stock, shares: 1,215	29,720	29,773
AMPHASTAR PHARMACEUTICALS INC	Common Stock, shares: 1,471	27,680	29,592
INNOVIVA INC	Common Stock, shares: 2,380	28,017	29,489
RE MAX HOLDINGS INC CL A	Common Stock, shares: 810	29,219	29,421
QUANEX BUILDING PRODUCTS	Common Stock, shares: 1,313	29,484	29,120
HOMESTREET INC	Common Stock, shares: 859	28,592	28,998
VIAD CORP	Common Stock, shares: 800	26,984	28,934
ARMOUR RESIDENTIAL REIT INC	Common Stock, shares: 2,676	29,127	28,878
ICHOR HOLDINGS LTD	Common Stock, shares: 958	30,362	28,877
PROPETRO HOLDING CORP	Common Stock, shares: 3,901	31,368	28,828
CALERES INC	Common Stock, shares: 1,827	24,318	28,593
BANC OF CALIFORNIA INC	Common Stock, shares: 1,926	28,671	28,328
INTERFACE INC	Common Stock, shares: 2,686	24,864	28,205
COOPER STANDARD HOLDING	Common Stock, shares: 810	26,782	28,076
WISDOMTREE INVESTMENTS INC	Common Stock, shares: 5,224	25,361	27,950
SM ENERGY CO	Common Stock, shares: 4,543	26,712	27,802

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
HARMONIC INC	Common Stock, shares: 3,694	$26,210	$27,295
QEP RESOURCES INC	Common Stock, shares: 11,357	27,144	27,144
HEALTHSTREAM INC	Common Stock, shares: 1,225	24,938	26,745
ADVANSIX INC	Common Stock, shares: 1,333	26,918	26,651
MGP INGREDIENTS INC	Common Stock, shares: 563	25,838	26,491
DMC GLOBAL INC	Common Stock, shares: 612	29,137	26,482
SPARTANNASH CO	Common Stock, shares: 1,521	26,966	26,478
LEMAITRE VASCULAR INC	Common Stock, shares: 652	23,508	26,398
UNITED FIRE GROUP INC	Common Stock, shares: 1,037	26,774	26,028
ARLO TECHNOLOGIES INC	Common Stock, shares: 3,308	28,386	25,772
ANGIO DYNAMICS INC	Common Stock, shares: 1,679	25,066	25,737
GRANITE POINT MORTGAGE TRUST	Common Stock, shares: 2,538	25,552	25,355
CENTRAL PACIFIC FINANCIAL	Common Stock, shares: 1,333	24,918	25,345
EAGLE PHARMACEUTICALS INC/DE	Common Stock, shares: 543	25,540	25,295
PDF SOLUTIONS INC	Common Stock, shares: 1,165	26,753	25,171
SCANSOURCE INC	Common Stock, shares: 953	26,567	25,140
PAR PACIFIC HOLDINGS INC	Common Stock, shares: 1,778	23,237	24,851
TRUEBLUE INC	Common Stock, shares: 1,313	24,882	24,549
NORTHFIELD BANCORP INC/NJ	Common Stock, shares: 1,975	23,899	24,354
COMTECH TELECOMMUNICATION CORP	Common Stock, shares: 1,165	20,962	24,111
TOOTSIE ROLL INDUSTRIES	Common Stock, shares: 810	24,393	24,051
KOPPERS HOLDINGS INC	Common Stock, shares: 770	22,008	24,003
PC CONNECTION INC	Common Stock, shares: 504	23,689	23,818
CAPSTEAD MORTGAGE CORP	Common Stock, shares: 4,098	24,755	23,812
INVESCO MORTGAGE CAPITAL	Common Stock, shares: 7,041	23,721	23,800
LYDALL INC	Common Stock, shares: 790	26,072	23,726
US SILICA HOLDINGS LTD	Common Stock, shares: 3,358	21,389	23,572
HAWKINS INC	Common Stock, shares: 448	23,788	23,454
CALLON PETROLEUM CO	Common Stock, shares: 1,778	24,869	23,394
AARON S CO INC THE W I	Common Stock, shares: 1,205	21,699	22,844
US CONCRETE INC	Common Stock, shares: 563	20,972	22,500
DIGI INTERNATIONAL	Common Stock, shares: 1,185	22,943	22,398
CENTURY ALUMINUM COMPANY	Common Stock, shares: 2,025	21,683	22,331
REX AMERICAN RESOURCES CORP	Common Stock, shares: 301	25,956	22,130
BRISTOW GROUP INC	Common Stock, shares: 839	25,477	22,094
NATIONAL PRESTO INDUSTRIES INC	Common Stock, shares: 249	22,638	22,008
HAVERTY FURNITURE	Common Stock, shares: 790	21,490	21,861
CUSTOMERS BANCORP INC	Common Stock, shares: 1,185	22,386	21,545
SURMODICS INC	Common Stock, shares: 494	19,406	21,490
SMART GLOBAL HOLDINGS INC	Common Stock, shares: 563	19,025	21,183
ATN INTERNATIONAL INC	Common Stock, shares: 504	24,180	21,033
ETHAN ALLEN INTERIORS	Common Stock, shares: 1,037	19,702	20,957
HELIX ENERGY SOLUTIONS GROUP	Common Stock, shares: 4,987	21,704	20,947
RUTH'S HOSPITALITY GROUP	Common Stock, shares: 1,175	19,400	20,837
CHATHAM LODGING TRUST	Common Stock, shares: 1,926	22,917	20,798
WORLD ACCEPTANCE	Common Stock, shares: 201	21,232	20,594
AEGION CORP	Common Stock, shares: 1,076	20,805	20,442

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
DIME COMMUNITY BANCSHARES	Common Stock, shares: 1,284	$20,773	$20,246
UNIVERSAL INSURANCE HOLDINGS	Common Stock, shares: 1,333	20,473	20,145
GENESCO INC	Common Stock, shares: 662	20,006	19,910
HEIDRICK STRUGGLES INTERNATION	Common Stock, shares: 672	19,184	19,730
GREEN PLAINS RENEWABLE ENERGY	Common Stock, shares: 1,481	20,458	19,510
SPECTRUM PHARMACEUTICALS INC	Common Stock, shares: 5,708	28,058	19,465
FORRESTER RESEARCH INC	Common Stock, shares: 448	19,113	18,786
DESIGNER BRAND INC	Common Stock, shares: 2,449	18,306	18,736
PHIBRO ANIMAL HEALTH CORP	Common Stock, shares: 958	18,321	18,603
READY CAP CORP	Common Stock, shares: 1,481	18,381	18,443
SAUL CENTERS INC	Common Stock, shares: 563	19,410	17,833
CHUYS HOLDINGS INC	Common Stock, shares: 672	17,489	17,789
CENTRAL GARDEN & PET CO	Common Stock, shares: 454	17,105	17,540
URSTADT BIDDLE PROPERTIES INC	Common Stock, shares: 1,234	18,470	17,443
DONNELLEY FINANCIAL SOLUTIONS	Common Stock, shares: 1,027	19,052	17,430
BONANZA CREEK ENERGY INC	Common Stock, shares: 889	19,776	17,181
INSTEEL INDUSTRIES INC	Common Stock, shares: 770	18,669	17,155
GANNETT CO INC	Common Stock, shares: 4,987	13,117	16,757
MERCER INTERNATIONAL INC	Common Stock, shares: 1,630	17,061	16,702
KKR REAL ESTATE FINANCE TRUST	Common Stock, shares: 928	17,341	16,636
SUNCOKE ENERGY INC	Common Stock, shares: 3,802	19,049	16,539
TREDEGAR CORP	Common Stock, shares: 978	19,107	16,328
DORIAN LPG LTD	Common Stock, shares: 1,333	15,225	16,252
EL POLLO LOCO HOLDINGS INC	Common Stock, shares: 889	16,079	16,088
DXP ENTERPRISES INC	Common Stock, shares: 721	17,070	16,026
FOSSIL INC	Common Stock, shares: 1,827	17,713	15,840
HANMI FINANCIAL CORP	Common Stock, shares: 1,383	15,872	15,679
HOMEOWNERS CHOICE INC	Common Stock, shares: 296	15,661	15,495
LIQUIDITY SERVICES INC	Common Stock, shares: 958	14,834	15,241
AMERICAN VANGUARD CORP	Common Stock, shares: 978	15,788	15,174
AMERICAN PUBLIC EDUCATION	Common Stock, shares: 494	15,865	15,051
NABORS INDUSTRIES LTD	Common Stock, shares: 257	18,123	14,952
RESOURCES CONNECTION INC	Common Stock, shares: 1,185	15,430	14,897
MARCUS CORP	Common Stock, shares: 1,086	13,583	14,644
DSP GROUP INC	Common Stock, shares: 879	14,658	14,582
MOTORCAR PARTS OF AMERICA INC	Common Stock, shares: 741	18,080	14,532
CUTERA INC	Common Stock, shares: 593	13,078	14,286
TEAM INC	Common Stock, shares: 1,304	13,465	14,209
CONSOLIDATED COMMUNICATIONS	Common Stock, shares: 2,874	14,932	14,053
FOUNDATION BUILDING MATERIALS	Common Stock, shares: 731	14,040	14,039
FRANKLIN STREET PROPERTIES	Common Stock, shares: 3,140	15,506	13,724
COMPUTER PROGRAMS & SYSTEMS	Common Stock, shares: 502	13,863	13,465
OIL STATES INTERNATIONAL INC	Common Stock, shares: 2,666	14,106	13,386
INVACARE CORP	Common Stock, shares: 1,481	13,495	13,258
CALAMP CORP	Common Stock, shares: 1,333	14,626	13,226
ANI PHARMACEUTICALS INC	Common Stock, shares: 444	13,746	12,906
RAYONIER ADVANCED MATERIALS	Common Stock, shares: 1,975	12,740	12,878

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
HAYNES INTERNATIONAL INC	Common Stock, shares: 523	$13,773	$12,478
SHOE CARNIVAL INC	Common Stock, shares: 306	11,270	11,995
POWELL INDUSTRIES INC	Common Stock, shares: 395	11,898	11,649
WHITESTONE REIT	Common Stock, shares: 1,432	11,714	11,413
UNIFI INC	Common Stock, shares: 642	11,837	11,388
MOVADO GROUP	Common Stock, shares: 681	11,806	11,325
HERSHA HOSPITALITY TRUST	Common Stock, shares: 1,432	12,072	11,298
RED ROBIN GOURMET BURGERS INC	Common Stock, shares: 563	10,913	10,825
PARK AEROSPACE CORP.	Common Stock, shares: 790	11,108	10,595
CONSOL ENERGY INC	Common Stock, shares: 1,432	10,189	10,325
VERITIV CORP W I	Common Stock, shares: 494	9,194	10,266
TITAN INTERNATIONAL INC	Common Stock, shares: 1,975	8,908	9,599
FUTUREFUEL CORP	Common Stock, shares: 741	9,177	9,407
SPOK HOLDINGS INC	Common Stock, shares: 839	9,058	9,343
MATRIX SERVICE CO	Common Stock, shares: 839	7,933	9,251
CHICO'S FAS INC	Common Stock, shares: 5,560	8,396	8,840
CONN'S INC	Common Stock, shares: 741	8,555	8,659
ZYNEX INC	Common Stock, shares: 642	8,460	8,640
REGIS CORP	Common Stock, shares: 938	8,838	8,622
FIESTA RESTAURANT GROUP	Common Stock, shares: 741	9,305	8,444
DAKTRONICS INC	Common Stock, shares: 1,728	8,555	8,088
CROSS COUNTRY HEALTHCARE INC	Common Stock, shares: 909	8,795	8,059
LANNETT CO INC	Common Stock, shares: 1,234	8,394	8,049
TALOS ENERGY INC	Common Stock, shares: 958	8,511	7,894
SENECA FOODS CORP	Common Stock, shares: 198	8,302	7,881
LAREDO PETROLEUM HOLDINGS INC	Common Stock, shares: 395	7,707	7,782
EZCORP INC	Common Stock, shares: 1,580	7,806	7,569
BEL FUSE INC	Common Stock, shares: 494	8,789	7,422
TIMKENSTEEL CORP	Common Stock, shares: 1,580	7,948	7,379
OLYMPIC STEEL INC	Common Stock, shares: 543	7,577	7,240
GREENHILL & CO INC	Common Stock, shares: 593	8,272	7,194
UNITED INSURANCE HOLDING CO	Common Stock, shares: 1,234	6,319	7,061
RPC INC	Common Stock, shares: 2,153	8,002	6,782
BARNES & NOBLE EDUCATION INC	Common Stock, shares: 1,333	5,533	6,200
PENN VIRGINIA CORP	Common Stock, shares: 99	1,067	1,002
APPLIED OPTOELECTRONICS INC	Common Stock, shares: 99	831	840
VERA BRADLEY INC	Common Stock, shares: 99	769	786
CATO CORP	Common Stock, shares: 79	692	758
EXTERRAN CORP	Common Stock, shares: 40	168	175
	Sub-Total	1,663,989,634	1,691,277,372

* PRIAC SSGA Sweep Pool	Sweep Investment	18,199,338	18,199,338

The Prudential Employee Savings Plan
Schedule of Assets (Held At End of Year)	Supplemental Information
December 31, 2020	Schedule H, line 4i

Identity of Issue, Borrower
Lessor or Similar Party	Description of Investment	Cost	Current Value
TREASURY BILL	U.S. Government Securities, shares: 1,678,882	$1,678,565	$1,678,617

	Grand Total	$8,454,596,585	$9,883,123,543

*	Party-in-interest.

**	Represents range of annual interest rates on outstanding loans.

***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants' accounts as units in Prudential Financial, Inc. Common Stock Fund on April 26, 2002.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Joseph Machewirth

Joseph Machewirth
Chairperson of the Prudential Administrative Committee

Dated: June 17, 2021

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-75242) pertaining to the Prudential Employee Savings Plan of our report dated June 17, 2021, with respect to the financial statements and supplemental schedule of The Prudential Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2020.

/s/ Mitchell & Titus, LLP

New York, New York
June 17, 2021